As filed with the Securities and Exchange Commission on July 30, 2004
Registration Statement No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549-1004

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CTS CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Indiana (State or Other Jurisdiction of Incorporation or Organization)	35-0225010 (I.R.S. Employer Identification Number)
905 West Boulevard North
Elkhart, Indiana 46514
(574) 293-7511
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Richard G. Cutter, III
905 West Boulevard North
Elkhart, Indiana 46514
(574) 293-7511
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies To:
Elizabeth C. Kitslaar, Esq.
Jones Day
77 West Wacker Drive
Chicago, Illinois 60601
(312) 782-3939

Approximate date of commencement of proposed sale to the public:
From time to time after this Registration Statement becomes effective.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE CHART

		Proposed maximum	Proposed maximum
	Amount to be	offering price per	aggregate offering	Amount of
Title of securities to be registered	registered	share(1)	price	registration fee
2.125% Convertible Senior Subordinated Notes due 2024	$60,000,000	973.75	60,000,000	7,602
Common Stock, no par value, and associated rights(2)	4,000,000	$—	—	$—

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, based on the average of the bid and the asked prices of the notes on the PORTAL System on July 27, 2004 of $973.75 per $1,000 aggregate principal amount at maturity of the notes.

(2)	Also being registered are 4,000,000 shares of common stock issuable upon conversion of the notes based on an initial conversion rate of 66.6667 shares per $1,000 principal amount of notes and an indeterminate numbers of shares of common stock issuable upon conversion and/or redemption of the notes in connection with a stock split, stock dividend, recapitalization or similar event. Pursuant to Rule 457(i) under the Securities Act of 1933, no additional registration fee is required in connection with the registration of the common stock issuable upon conversion of the notes.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shale thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS
$60,000,000
(Aggregate Principal Amount)

CTS Corporation

2.125% Convertible Senior Subordinated Notes due 2024
and the Common Stock Issuable Upon Conversion of the Notes

     We sold $60.0 million aggregate principal amount of our 2.125% Convertible Senior Subordinated Notes due 2024 in private transactions on May 11, 2004. Selling securityholders may use this prospectus to resell from time to time their notes and the shares of common stock issuable upon conversion and/or redemption of the notes, including the rights attached to the common stock as described in “Description of Capital Stock.”

     The Notes

     The notes bear interest at an annual rate of 2.125%, from May 11, 2004, the date of issuance, to May 1, 2024, payable on May 1 and November 1 of each year, commencing on November 1, 2004. The notes will mature on May 1, 2024, unless earlier converted, redeemed or repurchased.

     The notes are convertible by holders into shares of our common stock initially at a conversion rate of 66.6667 shares of common stock per $1,000 principal amount of notes, which is equivalent to an initial conversion price of approximately $15.00 per share of common stock (subject to adjustment in specified events), only:

•	during a conversion period, if, for at least 20 trading days in the 30 trading-day period ending on the first trading day of that conversion period, the closing sale price of our common stock exceeds 120% of the conversion price in effect on that 30th trading day;

•	if we have called the notes for redemption; or

•	upon the occurrence of specified corporate transactions, in each case as described in this prospectus.

     Upon conversion of the notes, we may, in our discretion, in lieu of delivering shares of common stock, deliver cash or a combination of cash and shares of common stock.

     The notes are our general unsecured senior subordinated obligations, ranking junior in right of payment to all our existing and future senior indebtedness, equally in right of payment with any future indebtedness that provides it is on parity with the notes and senior in right of payment to all of our existing and future subordinated indebtedness. In addition, the notes are effectively subordinated to any of our existing and future secured indebtedness to the extent of the assets securing such indebtedness and to the claims of all creditors of our subsidiaries.

     We may redeem for cash all or a portion of the notes at any time, on or after May 1, 2009, upon at least 20 days’ notice at 100% of the principal amount of the notes plus any accrued and unpaid interest, including additional interest, if any, up to, but not including, the date of redemption.

     Holders may require us to purchase for cash all or part of their notes on May 1, 2009, 2014 and 2019, or upon the occurrence of a fundamental change, as described in this prospectus, at a purchase price of 100% of the principal amount of the notes, plus accrued and unpaid interest, including additional interest, if any, up to, but not including, the date of purchase.

     The notes are not listed on any securities exchange. Although the notes issued in the initial private placements are eligible for trading in the Private Offerings, Resales and Trading through Automated Linkages (“PORTAL”) Market, the notes sold using this prospectus will no longer be eligible for trading in The PORTAL Market.

     The Common Stock

     Our common stock is listed on the New York Stock Exchange under the symbol “CTS.” On July 27, 2004, the last reported closing price of our common stock was $ 11.10 per share.

Investing in the notes and the common stock issuable upon their conversion involves risks.
See the “Risk Factors” section beginning on page 10.

     The notes and our common stock issuable upon their conversion have not been approved or recommended by any U.S. federal, state or foreign securities commission or regulatory authority. Furthermore, those authorities have not been requested to confirm the accuracy or determine the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is [       ], 2004.

     This prospectus does not constitute an offer of, or an invitation to purchase, any of the notes or the common stock issuable upon their conversion in any jurisdiction in which, or to any person to whom, such offer or invitation would be unlawful. In making your investment decision, you should only rely on the information contained in or incorporated by reference into this prospectus. We have not authorized anyone to provide you with any other information. If you receive any unauthorized information, you must not rely on it. You should not assume that the information contained in or incorporated by reference into this prospectus is accurate as of any date other than the date on the front cover of this prospectus or the date of such incorporated information, as applicable. Neither the delivery of this prospectus nor any sales of the notes shall, under any circumstances, create any implication that there has been no change in the affairs of CTS Corporation after the date of this prospectus.

i

NOTICE TO NEW HAMPSHIRE RESIDENTS

     NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER RSA 421-B WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

SPECIAL CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains or incorporates by reference “forward-looking statements,” including statements concerning the future of our industry, product development, business strategy, continued acceptance of our products, market growth and dependence on significant customers. These statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue” or other similar words. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict and are based on assumptions that may not prove to be accurate. Our actual results may differ significantly from those contained in any forward-looking statement. Examples of factors that may affect future results include, but are not limited to, rapid technological change, general market conditions in the automotive, computer and communications industries, reliance on key customers, the ability to protect our intellectual property, competitive factors, pricing pressures and demand for our products, risks associated with our international operations, including trade and tariff barriers, exchange rates and political and geopolitical risks and other factors discussed under the caption “Risk Factors.” When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

ii

PROSPECTUS SUMMARY

     This summary highlights information more fully described in other parts of this prospectus and within the materials incorporated by reference in this prospectus. It is not complete and may not contain all of the information that you should consider before deciding whether or not to invest in the notes. You should read the entire prospectus carefully, including the documents incorporated by reference herein, the “Risk Factors” section beginning on page 10 and our consolidated financial statements and the related notes incorporated by reference in this prospectus.

CTS Corporation

Our Business

     We are a global manufacturer of electronic components and sensors primarily for the automotive, computer and communications markets. Within the communications market, we design and manufacture products for both mobile handsets and wireline and wireless equipment, generally referred as communication infrastructure. We also offer specialized electronics manufacturing, design and supply-chain services to computer and communications original equipment manufacturers, or OEMs, as well as a growing number of industrial and medical OEMs. Founded in 1896, we are headquartered in Elkhart, Indiana and have engineering and manufacturing operations in North America, Asia and Europe.

     We operate our business through two reportable segments: (1) Components and Sensors and (2) electronics manufacturing services, or EMS. Through our Components and Sensors segment, we design and manufacture a broad product line of components and sensors, principally electronic and electro-mechanical sensors and actuators used in cars and some commercial vehicles; electronic components used in mobile handsets and various products in the communications infrastructure and computer markets; switches, resistive technology based termination devices used in several electronic end markets, cursor control devices used in computer, consumer and industrial applications; and ceramic components and assemblies used in medical, industrial and other applications. Our principal customers in the Components and Sensors segment include OEMs in the automotive industry and their largest direct suppliers, known as Tier 1 suppliers, and OEMs and contract manufacturers in the computer and communications industries. Our automotive product manufacturing operations are located in the United States, Canada, Mexico, Scotland, Taiwan and China. Our electronic components manufacturing operations are located primarily in Asia, with some smaller operations in the United States.

     Through our EMS segment, we assemble electronic and mechanical components into finished sub-assemblies, such as printed circuit board assemblies, and perform the final assembly of products under contract manufacturing agreements with OEMs. Our EMS segment also provides global supply-chain management services, such as the development and sourcing of required materials, the coordination of new product launches and transportation services. Our EMS segment serves OEMs in the computer and communications markets and, with increasing frequency, the networking, medical diagnostic and imaging, industrial and automotive industries. Our EMS operations are located in the United States, Scotland, Singapore and China.

Our Strategy

     We focus on niche markets with growth potential where we believe our strengths in applications engineering, materials technology and manufacturing execution, as well as our global presence, position us to achieve profitability and growth by providing value that differentiates us from our competitors.

     In our Components and Sensors segment, we focus on the following strategic initiatives:

•	Aggressively introduce innovative products. We have invested in research and development and enhanced our product development process to increase the rate at which we introduce new products. We also seek to increase opportunities to supply additional materials or labor services by providing end products that provide additional value to our customers. Our integrated accelerator pedal module is an example of a product with increased value. This product combines an accelerator pedal and our pedal position sensor in a single modular unit that electronically transmits accelerator motion to the automotive engine. The module sells for approximately two times the average price of our stand-alone pedal position sensors. Another example of products that provide greater value to customers is our line of crystal-based frequency control modules, which incorporate into high-level assemblies our precision frequency control electronic components, essentially timekeeping devices that determine the sequence of operations within electronic equipment. These modules sell for two to seven times the price of the frequency control components that form a part of the modules.

•	Expand our auto sensors business in Asia. While the market for automobiles in China is still small relative to North America and Europe, car sales in China grew by approximately 70% in 2003 to reach 2.1 million units. We believe that our significant infrastructure in Asia and our experience as a significant supplier of automotive sensors in North America and Europe position us to capitalize on the rapid growth in auto sales in China. In 2002 and 2003, we expanded our direct sales presence in Shanghai, China and Nagoya, Japan, and initiated automotive manufacturing operations in our facilities in Kaohsiung, Taiwan and Dongguan, China.

•	Broaden our customer base. We are focused on developing new customers and increasing our market penetration. Our sales engineers service our largest customers by designing and developing products to meet specific customer requirements. By maintaining sales offices in the United States, Scotland, China, Hong Kong, Japan, Taiwan and Singapore, we intend to create a global engineering presence that can respond to specific design needs from both new and existing customers around the world.

•	Pursue growth opportunities in the communications infrastructure market. We believe that our strong technology, extensive applications knowledge and ability to manufacture and deliver products and services in an efficient manner position us well to expand our market share in the communications infrastructure market. Recently, we capitalized on opportunities in this market through the introduction of our new line of crystal-based frequency control modules.

•	Consolidate electronic components manufacturing operations in Asia to lower costs. We have components and sensors production capabilities in the United States, Canada, Mexico, Scotland, Taiwan, China and Singapore. Since late 2001, we have consolidated our frequency control products and most of our ceramics components manufacturing operations in Asia, where we have significant manufacturing capabilities. The consolidation of operations in Asia has resulted in lower overhead and labor costs. To improve our manufacturing cost position further, we are continuing to transfer additional product manufacturing capacity to China.

     Our EMS business model focuses on customers that produce a number of varied products, but with low or medium volumes in any particular product line or model. These customers require a full supply-chain capability, similar to their larger competitors. To grow this business, we have implemented the following key strategies:

•	Capitalize on our global manufacturing strengths and supply-chain capabilities. We believe that few of our EMS competitors offer integrated, global and full supply-chain services to customers that produce a number of varied products. The largest EMS providers typically focus on customers with very high volume and low product variation. Smaller EMS providers generally lack the broad supply-chain service capability and global presence desired by customers seeking an EMS provider that can grow with them.

•	Expand our customer base. We will continue to support large existing customers, such as Hewlett-Packard and Motorola, in the computing and communications markets, while seeking to expand and diversify our customer base. In particular, we intend to target OEMs in the medical, industrial and automotive markets, which have the high product mix and low to medium volumes requirements well suited to our EMS capabilities.

•	Expand geographically to better serve customers. We believe that our network of strategically positioned facilities can reduce costs, simplify and shorten an OEM’s supply chain and reduce the time required to bring a product to market. We intend to pursue geographic expansion to support our global customers with cost-effective and timely delivery of quality products and services that they require worldwide, as well as to lower our manufacturing costs. In 2004, to meet the needs of a major customer, we extended our EMS capabilities into Singapore. We now deliver finished products for this customer from multiple locations.

     In addition, with respect to both our Components and Sensors and EMS segments, we intend to selectively pursue strategic acquisitions. We seek acquisitions that give us the opportunity to access new customers and markets, broaden our manufacturing and service capabilities and geographic presence, further develop our existing customer relationships or utilize excess capacity. We intend to evaluate and pursue acquisition opportunities on a selective and strategic basis.

Components and Sensors Products

     We design, manufacture and sell electronic components and sensors that are primarily used within the automotive, computer and communications markets. The following is a description of some of our products:

     Our automotive products include:

•	sensors used in engine air and fuel management systems, such as throttle position and exhaust gas recirculation sensors;

•	sensors used in position measurement systems, such as seat position sensors;

•	integrated accelerator pedal modules, which transmit accelerator motion to the automotive engine;

•	belt tension sensors, which measure seat belt tension to assist in proper airbag deployment;

•	fuel level sensors, which provide accurate fuel level measurement; and

•	active manifold actuators, which, when used in combination with our throttle position sensors, control engine airflow under dynamic engine conditions to improve performance and reduce emissions.

     Our electronic components include:

•	crystal-based frequency control components and assemblies, such as ovenized oscillators and frequency control modules used primarily in communications infrastructure applications;

•	ceramic duplexers and filters used in mobile handsets and other communications applications;

•	resistor technology based products, including high-density resistor arrays used as terminating devices in computing and electronic storage systems;

•	human interface devices, such as cursor controls used in computers and games;

•	various switches and potentiometers used in commercial and industrial applications; and

•	ceramic components and assemblies used in various applications, such as ink jet printers, sonar applications and medical ultrasound equipment.

EMS

     In our EMS segment, we design and build printed circuit assemblies and complex backplanes for high-end computing and communications equipment, primarily using components and materials designed and manufactured by other parties. Printed circuit assembly involves attaching electronic components, such as integrated circuits, capacitors, microprocessors, resistors and memory modules, to printed circuit boards. Printed circuit boards are made of laminated materials and contain electrical circuits and connections that interconnect and transmit electrical signals among the components that are assembled on the printed circuit boards. Backplanes are very large printed circuit boards that serve as the backbones of sophisticated electronics products and provide interconnections for printed circuit boards, integrated circuits and other electronic components.

     We offer our EMS customers comprehensive and integrated design and manufacturing services, from initial product design to volume production and direct order fulfillment. In the EMS process, we provide specialized design and engineering services to our customers to complement their initial product development efforts; we work with our customers’ product development engineers to optimize product designs to improve the manufacturing efficiency and to reduce the manufacturing costs of these products; we build tests to identify product defects and failures; we build and test prototypes for our customers; and we provide final assembly and testing of our customers’ products.

Our Intellectual Property

     We hold various United States and foreign patents relating to certain of the products which we have designed and manufactured, as well as certain of the processes and equipment used in our manufacturing technology. In addition, we have registered trademarks in the United States and various other countries throughout the world. For other proprietary processes, we rely primarily on trade secret protection. We believe that our success is not materially dependent on the existence or duration of any patent, group of patents or trademarks.

Recent Developments

     On July 9, 2004, we announced that our board of directors authorized the repurchase of up to 1.0 million shares of our outstanding common stock, for cash, in the open market on the New York Stock Exchange and in privately negotiated transactions. The 1.0 million shares represents approximately 3% of our 36.1 million outstanding shares of our common stock as of July 9, 2004. As of July 27, 2004, we had not repurchased any shares of our common stock under this repurchase plan.

     Our business has improved considerably in recent months. Among other indications of this improvement:

•	Sales increased by 17% for the six months ended June 27, 2004 from the six months ended June 29, 2003, due primarily to the implementation of our growth strategies and an economic upturn in our served markets.

•	Reduced depreciation and other expenses attributable to the facilities we closed as a part of our restructuring initiatives and a general improvement in the management and allocation of our fixed costs have improved earnings.

•	Our belt tension sensor has been selected for application on 15 vehicle models.

•	Our new integrated accelerator pedal modules have captured positions in 22 vehicle models.

•	Our automotive product sales in Asia increased from approximately $2 million in 2001 to over $10 million in 2003.

•	Our EMS business continues to grow with nine new customers added in 2003, including customers from the medical, automotive and industrial markets.

Recent Restructuring Activities

     In 2001, 2002 and 2003, we recorded restructuring and impairment charges of $40.0 million, $18.3 million and $4.6 million, respectively, primarily relating to our Components and Sensors segment. In 2003, we recorded an impairment charge to reduce the carrying value of certain assets in the Components and Sensors segment to their estimated fair value following the final production of previously announced discontinued products and a reassessment of the current market value of certain equipment held for sale. The 2001 and 2002 restructuring programs primarily involved the relocation and consolidation of certain manufacturing operations to realize operational improvements and realign our manufacturing capacity. Also, in 2001 and 2002, we recognized expenses of $10.7 million and $1.3 million, respectively, for inventory write downs, equipment relocation and other employee costs related to our restructuring initiatives. Of the restructuring and impairment charges and operating expenses described above, $23.1 million involved the expenditure of funds, while the remainder were non-cash in nature. We completed these restructuring programs in 2003.

     We are incorporated in the State of Indiana. Our principal executive offices are located at 905 West Boulevard North, Elkhart, Indiana 46514. Our telephone number is (574) 293-7511. Our corporate web site address is www.ctscorp.com. The contents of our web site are not part of this prospectus.

The Notes

     The following summary contains basic information about the notes and is not intended to be complete. It does not contain all the information that will be important to a holder of the notes. For a more complete understanding of the notes, please refer to the section of this document entitled “Description of Notes.” For purposes of the description of the notes included in this prospectus, references to “the Company,” “CTS,” “Issuer,” “us,” “we,” and “our” refer only to CTS Corporation.

Issuer	CTS Corporation, an Indiana corporation.

Notes Offered	$60.0 million aggregate principal amount of 2.125% Convertible Senior Subordinated Notes due 2024.

Maturity Date	May 1, 2024, unless earlier repurchased, redeemed, or converted.

Interest	The notes bear interest at an annual rate of 2.125% from May 11, 2004, or from the most recent date to which interest has been paid or provided for, until, but not including, May 1, 2024, payable semi-annually in arrears on May 1 and November 1 of each year to holders of record at the close of business on the April 15 or October 15 immediately preceding such interest payment date. The first such interest payment date will be November 1, 2004. Interest generally will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Ranking of Notes	The notes are our unsecured senior subordinated obligations, ranking:

• junior in right of payment to all of our existing and future senior indebtedness, including indebtedness under our existing senior secured credit facility;

• equally in right of payment with any future indebtedness that provides that it is on parity with the notes; and

• senior in right of payment to any of our existing and future subordinated indebtedness, including our 6 1/2% convertible subordinated debentures.

The notes are effectively junior to any of our existing and future secured indebtedness to the extent of the assets securing such indebtedness and structurally subordinated to all existing and future indebtedness and other liabilities of our subsidiaries.

Conversion Rights	The notes may be converted by the holder into shares of our common stock initially at a conversion rate of 66.6667 shares of common stock per $1,000 principal amount at issuance of notes, which is equivalent to an initial conversion price of approximately $15.00 per share of common stock (subject to adjustment in certain events), only:

• during the period from and including the designated mid-point date in a fiscal quarter to, but not including, the designated mid-point date (or, if that day is not a trading day, then the next trading day) in the immediately following fiscal quarter (a “conversion period”), if on each of at least 20 trading days in the period of 30 consecutive trading days ending on the first trading day of the conversion period, the closing sale price of our common stock exceeded 120% of the conversion price in effect on that 30th trading day of such period. The designated “mid-point date” for each of our fiscal quarters are February 15, May 15, July 15 and November 15;

• if we have called the notes for redemption; or

• during prescribed periods, upon the occurrence of specified corporate transactions described in this prospectus.

Upon conversion, we will have the right to deliver, in lieu of shares of our common stock, cash or a combination of cash and shares of our common stock.

We may notify holders at any time that, with respect to the notes surrendered for conversion following the satisfaction of the condition specified in the first bullet point above, which we refer to as the “common stock price condition,” or, at such times as the conversion obligation exceeds the principal amount at issuance, following the occurrence of a fundamental change, we intend to settle the principal amount of the notes upon conversion in cash (the “principal conversion settlement election”). This notification, once provided to holders, is irrevocable and will apply with regard to any conversion of the notes during such time as the common stock price condition is satisfied or with respect to a conversion following the occurrence of a fundamental change. See “Description of Notes — Conversion Procedures — Settlement Upon Conversion.”

Except to the extent we make a principal conversion settlement election, we will not be required to notify holders of our method for settling its conversion obligation relating to the amount of the conversion value or, if we have made a principal conversion settlement election, the excess of our conversion obligation relating to the amount of the conversion value above the principal amount, if any, until notes are submitted for conversion.

Settlement in common stock only will occur as soon as practicable after we notify the holder that we have chosen this method of settlement. Settlement in cash or in a combination of cash and common stock will occur on the third trading day following the final day of a 20 trading day cash settlement averaging period beginning on the final trading day following the final day of a three business day conversion retraction period or, if no retraction period is applicable, the final trading day following the settlement notice period. See “Description of Notes — Conversion Procedures — Settlement Upon Conversion.”

Upon any conversion, you will not receive any cash payment representing accrued and unpaid interest.

Sinking Fund	None.

Optional Redemption	We may redeem for cash all or a portion of the notes at any time on or after May 1, 2009, at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest (including additional interest, if any) to, but not including, the redemption date.

Repurchase of Notes at a Holder’s Option	Holders have the right to require us to purchase all or a portion of their notes for cash on May 1, 2009, May 1, 2014 and May 1, 2019. The purchase price payable will be equal to 100% of the principal amount of the notes to be purchased plus accrued and unpaid interest (including additional interest, if any) to, but not including, the purchase date.

Fundamental Change	In the event of a fundamental change, as described in this prospectus, holders will have the right to require us to purchase for cash all or any part of the notes at a purchase price equal to 100% of the principal amount plus any accrued and unpaid interest (including additional interest, if any) up to, but not including, the fundamental change purchase date. See “Description of Notes — Purchase of Notes at a Holder’s Option Upon a Fundamental Change.”

Book-Entry Form	The notes were issued in book-entry form and are represented by permanent global certificates deposited with, or on behalf of, The Depository Trust Company, or DTC, and registered in the name of a nominee of DTC. Beneficial interests in any of the notes are shown on, and transfers will be effected only through, records maintained by DTC or its nominee and any such interest may not be exchanged for certificated securities, except in limited circumstances. See “Description of Notes — Form, Denomination and Registration.”

Trading	The notes issued in the initial private offering are eligible for trading in The PORTAL Market. However, notes sold using this prospectus will no longer be eligible for trading in The PORTAL Market.

New York Stock Exchange Symbol	The trading symbol for our common stock is “CTS.”

Use of Proceeds	We will not receive any of the proceeds from the sale by the selling securityholders of the notes or shares of Common Stock underlying the notes.

Risk Factors

     An investment in the notes and the common stock issuable upon their conversion involves significant risks. You should carefully consider all the information included or incorporated by reference in this prospectus. In particular, you should evaluate the specific risk factors set forth under “Risk Factors” beginning on page 10.

Summary Consolidated Financial Data

     The following table shows summary historical consolidated financial data for CTS Corporation and its subsidiaries. The data as of and for each of the three years ended December 31, 2003 were derived from our audited consolidated financial statements incorporated by reference herein. The data as of June 27, 2004 and for the six months ended June 29, 2003 and June 27, 2004 were derived from our unaudited consolidated financial statements incorporated by reference herein and include, in the opinion of management, all normal and recurring adjustments necessary to present fairly the data as of and for such periods. The results of operations for the six months ended June 27, 2004 are not necessarily indicative of the results to be expected for the year ended December 31, 2004. You should read the financial data set forth below in conjunction with our financial statements and notes thereto, and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in, and other related portions of, our Annual Report on Form 10-K for the fiscal year ended December 31, 2003 and our Quarterly Report on Form 10-Q for the fiscal quarter ended June 27, 2004.

	Year Ended December 31,			Six Months Ended
				June 29,	June 27,
	2001	2002	2003	2003	2004

		(In thousands, except per share amounts)
Statement of Operations Data:
Net sales	$577,654	$457,804	$462,987	$222,466	$259,771
Costs of goods sold	466,363	366,775	366,275	176,863	206,245
Selling, general and administrative expenses	86,979	63,337	56,857	27,471	31,499
Research and development expenses	32,762	24,118	21,476	11,031	9,557
Restructuring and impairment charges	40,039	18,343	4,563	—	—
Gain on sale of assets	—	—	—	—	(3,067)

Operating earnings (loss)	(48,489)	(14,769)	13,816	7,101	15,537
Interest expense	(12,775)	(10,240)	(7,688)	(3,871)	(3,123)
Interest income and other	773	1,209	120	175	(184)

Earnings (loss) before income taxes	(60,491)	(23,800)	6,248	3,405	12,230
Income tax expense (benefit)	(15,116)	(5,950)	(6,327)	851	2,813

Net earnings (loss)	$(45,375)	$(17,850)	$12,575	$2,554	$9,417

Net earnings (loss) per diluted share	$(1.61)	$(0.54)	$0.36	$0.07	$0.26
Cash Flow Data:
Cash provided by (used in):
Operating activities	$65,852	$22,449	$25,098	$6,889	$4,708
Investing activities	(66,913)	(10,024)	(5,054)	(634)	12,823
Financing activities	(6,324)	(18,229)	(5,374)	(9,156)	4,668
Depreciation and amortization	51,674	43,373	33,605	17,321	14,009
Capital expenditures	77,654	12,833	9,044	4,485	6,213
Other Data:
Ratio of earnings to fixed charges(1)	—	—	1.6	1.7	3.9

	As of December 31,			As of June 27,
	2001	2002	2003	2004

	(In thousands)
Balance Sheet Data:
Total debt	$152,513	$95,350	$75,880	$85,000
Total shareholders’ equity	242,873	265,020	294,191	302,704

(1)	The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. Earnings consist of earnings (loss) from continuing operations before income taxes plus fixed charges. Fixed charges consist of interest expense and the portion of operating rental expense management believes represents the interest component of rent expense. The pre-tax loss from continuing operations for the years ended December 31, 2001 and 2002 was not sufficient to cover fixed charges by a total of approximately $60.5 million and $23.8 million, respectively. As a result, the ratio of earnings to fixed charges has not been computed for these periods.

RISK FACTORS

     An investment in the notes, and the common stock issuable upon conversion of the notes, involves significant risks. You should carefully consider the following risk factors in conjunction with the other information contained and incorporated by reference in this prospectus before purchasing the notes.

Risks Related To Our Business

Because we currently derive a significant portion of our revenues from a small number of customers, any decrease in orders from these customers could have an adverse effect on our business, financial condition and operating results.

     We depend on a small number of customers for a large portion of our business, and changes in the level of our customers’ orders have, in the past, had a significant impact on our results of operations. Our 15 largest customers represent a substantial portion of our sales, approximately 71% of net sales in 2003, 73% of net sales in 2002 and 75% of net sales in 2001. Our two largest customers are Hewlett-Packard Company and Motorola, Inc., which represented approximately 33% and 13%, respectively, of our net sales in 2003. If a major customer significantly cancels, delays or reduces the amount of business it does with us, there could be an adverse effect on our business, financial condition and operating results. Such adverse effect likely would be material if one of our largest customers significantly reduced its amount of business. Significant pricing and margin pressures exerted by a key customer could also materially adversely affect our operating results. In addition, we generate significant accounts receivable from sales to our major customers. If one or more of our largest customers were to become insolvent or otherwise unable to pay or were to delay payment for our services, our business, financial condition and operating results could be materially adversely affected.

Our customers have canceled and may in the future cancel their orders, change production quantities or locations or delay production.

     We generally do not obtain firm, long-term purchase commitments from our customers, and we often experience reduced lead times in customer orders. Customers cancel their orders, change production quantities and delay production for a number of reasons. Uncertain economic and geopolitical conditions have resulted, and may continue to result, in some of our customers delaying the delivery of some of the products we manufacture for them and placing purchase orders for lower volumes of products than previously anticipated. Cancellations, reductions or delays by a significant customer or by a group of customers have harmed, and may continue to harm, our results of operations by reducing the volumes of products manufactured by us, as well as by causing a delay in the recovery of our expenditures for inventory in preparation for customer orders and lower asset utilization resulting in lower gross margins. In addition, customers may require that manufacturing of their products be transitioned from one facility to another to achieve cost and other objectives. Such transfers result in inefficiencies and costs due to resulting excess capacity and overhead at one facility and capacity constraints and the inability to fulfill all orders at another.

     In addition, we make significant decisions, including determining the levels of orders that we will seek and accept, production schedules, component procurement commitments, personnel needs and other resource requirements, based on our estimates of customer requirements. The short-term nature of our customers’ commitments and the changes in demand for their products reduce our ability to estimate accurately future customer requirements. This makes it difficult to schedule production and maximize utilization of our manufacturing capacity. Anticipated orders may not materialize and delivery schedules may be deferred as a result of changes in demand for our products or our customers’ products. We often increase staffing and capacity, and incur other expenses to meet the anticipated demand of our customers, which cause reductions in our gross margins if customer orders are delayed or canceled. On occasion, customers require rapid increases in production, which may stress our resources and reduce margins. We may not have sufficient capacity at any given time to meet our customers’ demands. In addition, because many of our costs and operating expenses are relatively fixed over the short term, a reduction in customer demand harms our gross profit and operating income until such time as adjustments can be made to levels and structural costs.

Because we derive a substantial portion of our revenues from customers in the automotive, computer and communications industries, we are susceptible to trends and factors affecting those industries as well as the success of our customers’ products.

     Net sales to the automotive, computer and communications industries represent a substantial portion of our revenues. Factors negatively affecting these industries and the demand for their products also negatively affect our business, financial condition and operating results. Any adverse occurrence, including industry slowdown, recession, political instability, costly or constraining regulations, armed hostilities, terrorism, excessive inflation, prolonged disruptions in one or more of our customers’ production schedules or labor disturbances, that results in significant decline in the volume of sales in these industries, or in an overall downturn in the business and operations of our customers in these industries, could materially adversely affect our business, financial condition and operating results. For example, the trend toward consolidation in the computer and communications industries could result in a lower level of acceptance of our products, reduced product requirements, purchasing delays by combined entities or the loss of one or more customers. Also, the automotive industry is generally highly unionized and some of our customers have, in the past, experienced labor disruptions. Furthermore, the automotive industry is highly cyclical in nature and sensitive to changes in general economic conditions, consumer preferences and interest rates.

     Our customers are primarily original equipment manufacturers, or OEMs, in the automotive, computer and communications industries. Our future sales are dependent on the success of our customers. Our customers may discontinue or modify products containing components that we manufacture or develop products requiring new manufacturing processes. In addition, the computer and communications industries are subject to rapid technological change and changes in demand for our products and services. If our customers are unable to develop products that keep pace with the changing technological environment, our customers’ products could lose market acceptance, and the demand for our products and services could decline significantly. If we are unable to offer technologically advanced, easily adaptable and cost-effective services in response to changing customer requirements, demand for our products and services will decline.

We may be unable to compete effectively against competitors in our Components and Sensors segment.

     Our Components and Sensors segment is operated in highly competitive industries that are characterized by price erosion and rapid technological change. We compete against many domestic and foreign companies, some of which have substantially greater manufacturing, financial, research and development and marketing resources than we do. Additionally, many of our customers are seeking to consolidate their business among one or more preferred or qualified suppliers. If any customer becomes dissatisfied with our prices, quality or timeliness of delivery, among other things, it could award future business or even move existing business to our competitors. Moreover, some of our customers could choose to manufacture and develop particular components themselves rather than purchase them from us. Increased competition could result in price reductions, reduced profit margins and loss of market share, each of which could materially adversely affect our business, financial condition and operating results. In addition, some of our competitors have engaged, and may in the future engage, in merger and acquisition transactions. Consolidations by competitors are likely to create entities with increased market share, customer bases, proprietary technology, marketing expertise and sales force size. These developments may materially adversely affect our ability to compete against these competitors. We cannot assure you that our products will continue to compete successfully with our competitors’ products, including OEMs, many of which are significantly larger than us and have greater financial and other resources than we do.

We are subject to intense competition in the EMS industry.

     We compete against many providers of electronics manufacturing services. Some of our competitors have substantially greater manufacturing and financial resources and in some cases have more geographically diversified international operations than we do. Our competitors, such as Benchmark Electronics, Inc., Solectron, Inc., Sanmina — SCI Corporation and Teradyne, Inc., include both large global EMS providers and smaller EMS companies that often have a regional, product, service or industry specific focus. We also face competition from the manufacturing operations of our current and future OEM customers, which may elect to manufacture their own products internally rather than outsource the manufacturing to EMS providers. In addition, we could face competition in the future from other large global EMS providers, such as Celestica, Inc., Flextronics International Ltd. and Jabil Circuit, Inc., which currently provide services to some of our largest customers for different products. We may be at a competitive disadvantage with respect to price when compared to manufacturers with lower cost structures, particularly those with significant offshore facilities located where labor and other costs are lower. Competition may intensify further if more companies enter the markets in which we operate. Our failure to compete effectively could materially adversely affect our business, financial condition and operating results.

We may be unable to keep pace with rapid technological changes that could make some of our products or processes obsolete before we realize a return on our investment.

     The technologies relating to some of our products have undergone, and are continuing to undergo, rapid and significant changes. Specifically, end markets for electronic components and assemblies are characterized by technological change, frequent new product introductions and enhancements, changes in customer requirements and emerging industry standards. The introduction of products embodying new technologies and the emergence of new industry standards could render our existing products obsolete and unmarketable before we can recover any or all of our research, development and commercialization expenses on capital investments. Furthermore, the life cycles of our products and the products we manufacture for others vary, may change and are difficult to estimate.

     Our future success will depend upon our ability to develop and introduce new products and product enhancements on a timely basis that keep pace with technological developments and emerging industry standards and address increasingly sophisticated requirements of our customers. We have incurred, and expect to continue to incur, expenses typical of the electronics industry associated with research and development activities and the introduction and promotion of new products. There can be no assurance that the expenses incurred will not exceed research and development cost estimates or that new products will achieve market acceptance and generate sales sufficient to offset development costs. We also cannot assure you that we will not experience difficulties that could delay or prevent the successful development, introduction and marketing of these new products or product enhancements or that our new products or product enhancements will adequately meet the requirements of the marketplace and achieve market acceptance. There can be no assurance that products or technologies developed by others will not render our products non-competitive or obsolete. If we are unable, for technological or other reasons, to develop and market new products or product enhancements in a timely and cost-effective manner, our business, financial condition and operating results could be materially adversely affected.

We sell products to customers in cyclical industries, which are subject to significant downturns that could materially adversely affect our business, financial condition and operating results.

     We sell products to customers in cyclical industries, which have experienced economic and industry downturns. These markets for our electronic components and sensors and electronics manufacturing services products have softened and may continue to soften in the future. We incurred sizeable net losses in each of 2001 and 2002 of approximately $45.4 million and $17.9 million, respectively. We may face reduced end-customer demand, underutilization of our manufacturing capacity, changes in our revenue mix and other factors that could adversely affect our results of operations in the near term. We cannot predict whether we will achieve profitability in future periods.

     Deterioration of revenues and earnings, beyond current levels, could have a negative effect on our business, financial condition and operating results. This could also have a negative effect on the price of our common stock and the notes and could also make it difficult for us to service our debt, including our obligations under the notes, our credit facility and our 6 1/2% convertible subordinated debentures, and comply with the covenants in our credit facility and other agreements governing our indebtedness. Violation of the covenants in our credit facility could require substantial fees to our banks until the violation is corrected. In the event the violation cannot be corrected, all of the indebtedness under our credit facility, the 6 1/2% convertible subordinated debentures and the notes, as well as certain other indebtedness, may be accelerated. If our indebtedness is accelerated, we cannot be certain that we will have sufficient funds to pay the accelerated indebtedness or that we will have the ability to refinance the accelerated indebtedness on terms favorable to us or at all.

Our operating results vary significantly from period to period.

     We experience fluctuations in our operating results. Some of the principal factors that contribute to these fluctuations are:

•	changes in demand for our products and services;

•	our effectiveness in managing manufacturing processes, costs and timing of our component purchases so that components are available when needed for production, while mitigating the risks of purchasing inventory in excess of immediate production needs;

•	the degree to which we are able to utilize our available manufacturing capacity;

•	changes in the cost and availability of labor and components, which often occur in the electronics manufacturing industry and which affect our margins and our ability to meet delivery schedules;

•	general economic and served industry conditions; and

•	local conditions and events that may affect our production volumes, such as labor conditions, political instability and local holidays.

     In addition, due to the significant differences in the operating income margins in our two reporting segments, the mix of sales between our Components and Sensors segment and our EMS segment affect our operating results from period to period. We expect that operating income margins in our EMS business will decline in the near term due to continued pricing pressure from our customers. In addition, although our restructuring activities and relocation of some of our manufacturing operations to Asia should result in improved operating income margins in our Components and Sensors segment, we can provide no assurances that this will occur.

We may further restructure our operations, which may materially adversely affect our business, financial condition and operating results.

     In 2001, 2002 and 2003, we recorded restructuring and impairment charges of $40.0 million, $18.3 million and $4.6 million, respectively, relating to costs incurred to effect operational improvements and related organizational realignments, primarily in our Components and Sensors segment. We completed these restructuring actions, including the relocation of certain manufacturing operations, in 2003. We may incur additional restructuring and impairment charges in the future if circumstances warrant. If we restructure our operations in the future and are unsuccessful in implementing our restructuring plans, we may experience disruptions in our operations and higher ongoing costs, which may materially adversely affect our business, financial condition and operating results.

We face risks relating to our international operations.

     Because we have significant international operations, our operating results and financial condition could be materially adversely affected by economic, political, health, regulatory and other factors existing in foreign countries in which we operate. Our international operations are subject to inherent risks, which may materially adversely affect us, including:

•	political and economic instability in countries in which our products are manufactured;

•	expropriation or the imposition of government controls;

•	changes in government regulations;

•	export license requirements;

•	trade restrictions;

•	earnings expatriation restrictions;

•	exposure to different legal standards;

•	less favorable intellectual property laws;

•	health conditions and standards;

•	currency controls;

•	fluctuations in exchange rates;

•	increases in the duties and taxes we pay;

•	high levels of inflation or deflation;

•	greater difficulty in collecting our accounts receivable and longer payment cycles;

•	changes in labor conditions and difficulties in staffing and managing our international operations;

•	limitations on insurance coverage against geopolitical risks, natural disasters and business operations; and

•	communication among and management of international operations.

In addition, these same factors may also place us at a competitive disadvantage to some of our foreign competitors.

     To respond to competitive pressures and customer requirements, we may further expand internationally at lower cost locations, particularly in Asia. If we continue to expand in these locations, we may incur additional capital expenditures. We cannot assure you that we will realize the anticipated strategic benefits of our international operations or that our international operations will contribute positively to, and not adversely affect, our business, financial condition and operating results.

     Furthermore, because a significant portion of our products is manufactured in Asia, primarily in China and Taiwan, any conflict or uncertainty in these countries, including public health or safety concerns, such as Severe Acute Respiratory Syndrome (SARS), or natural disasters, such as earthquakes, could have a material adverse effect on our business, financial condition and operating results. In addition, if the government of any country in which our products are manufactured or sold sets technical standards for products made in or imported into their country that are not widely shared, some of our customers may suspend imports of their products into that country, require manufacturers in that country to manufacture products with different technical standards or disrupt cross-border manufacturing partnerships, which, in each case, could materially adversely affect our business, financial condition and operating results.

We are exposed to fluctuations in foreign currency exchange rates that have adversely affected, and may continue to adversely affect, our business, financial condition and operating results.

     We transact business in various foreign countries. We present our consolidated financial statements in U.S. dollars, but a portion of our revenues and expenditures is transacted in other currencies. As a result, we are exposed to fluctuations in foreign currencies. We have currency exposure arising from both sales and purchases denominated in currencies other than the U.S. dollar. Volatility in the exchange rates between the foreign currencies and the U.S. dollar could harm our business, financial condition and operating results. Furthermore, to the extent we sell our products in foreign markets, currency fluctuations may result in our products becoming too expensive for foreign customers. For example, our EMS business located in the United Kingdom sells primarily in U.S. dollars while most of the operating expenses and some material purchases are made in U.K. pound sterling. Accordingly, when the U.S. dollar weakens against the U.K. pound sterling, our EMS segment operating results generally worsen. As the U.S. dollar strengthens against the U.K. pound sterling and the Euro, our Components and Sensors segment operating results generally worsen. We also manufacture products in China, most of which we sell in U.S. dollars. An appreciation of the Chinese renminbi against the U.S. dollar would increase our expenses when translated into U.S. dollars.

If we are unable to protect our intellectual property or we infringe, or are alleged to infringe, on another person’s intellectual property, our business, financial condition and operating results could be materially adversely affected.

     The success of our business depends, in part, upon our ability to protect trade secrets, copyrights and patents, obtain or license patents and operate without infringing on the intellectual property rights of others. We rely on a combination of trade secrets, copyrights, patents, nondisclosure agreements and technical measures to protect our proprietary rights in our products and technology. The steps taken by us in this regard may not be adequate to prevent misappropriation of our technology. In addition, the laws of some foreign countries in which we operate do not protect our proprietary rights to the same extent as do the laws of the United States. Although we continue to evaluate and implement protective measures, we cannot assure you that these efforts will be successful. Our inability to protect our intellectual property rights could diminish or eliminate the competitive advantages that we derive from our technology, cause us to lose sales or otherwise harm our business.

     We believe that patents will continue to play an important role in our business. However, we cannot assure you that we will be successful in securing patents for claims in any pending patent application or that any issued patent will provide us with any competitive advantage. We also cannot assure you that the patents will not be challenged by third parties or that the patents of others will not materially adversely affect our ability to do business.

     We may become involved in litigation in the future to protect our intellectual property or because others may allege that we infringe on their intellectual property. These claims and any resulting lawsuit could subject us to liability for damages and invalidate our intellectual property rights. If an infringement claim is successfully asserted by a holder of intellectual property rights, we may be required to cease marketing or selling certain products, pay a penalty for past infringement and spend significant time and money to develop a non-infringing product or process or to obtain licenses for the technology, process or information from the holder. We may not be successful in the development of a non-infringing alternative, or licenses may not be available on commercially acceptable terms, if at all, in which case we may lose sales and profits. In addition, any litigation could be lengthy and costly and could materially adversely affect us even if we are successful in the litigation.

We are subject to a variety of environmental laws and regulations that expose us to potential financial liability.

     Our operations are regulated by a number of federal, state, local and foreign environmental and safety laws and regulations that govern, among other things, the discharge of hazardous materials into the air and water as well as the handling, storage and disposal of these materials. These laws and regulations include the Clean Air Act, the Clean Water Act, the Resource, Conservation and Recovery Act and the Comprehensive Environmental Response, Compensation and Liability Act, as well as analogous state and foreign laws. Compliance with these environmental laws is a major consideration for us because we use hazardous materials in our manufacturing processes. If we violate environmental laws or regulations, we could be held liable for substantial fines, damages, and costs of remedial actions. Our environmental permits could also be revoked or modified, which could require us to cease or limit production at one or more of our facilities, thereby materially adversely affecting our business, financial condition and operating results. Environmental laws and requirements, including environmental laws in the European Union and other foreign jurisdictions, have generally become more stringent over time and could continue to do so, imposing greater compliance costs and increasing risks and penalties associated with any violation, which also could materially affect our business, financial condition and operating results.

     In addition, because we are a generator of hazardous wastes, even if we fully comply with applicable environmental laws and requirements, we may be subject to financial exposure for costs, including costs of investigation and any remediation, associated with contaminated sites at which hazardous substances from our operations have been stored, treated or disposed of. We may also be subject to exposure for such costs at sites that we currently own or operate or formerly owned or operated. Such exposure may be joint and several, so that we may be held responsible for more than our share of the contamination or even for the entire contamination.

     We have been notified by the Environmental Protection Agency, state environmental agencies and, in some cases, generator groups that we are or may be a potentially responsible party regarding hazardous substances at several sites not owned or operated by us, as well as several sites that we own. Although we estimate our potential liability with respect to environmental violations or alleged violations and other environmental liabilities and reserve for such matters, we cannot assure you that our reserves will be sufficient to cover the actual costs that we incur as a result of these matters. We also cannot assure you that additional contamination will not be found in the future, either at sites currently known to us or at other sites. Any liability we may have for such matters could materially adversely affect our business, financial condition and operating results.

We intend to explore acquisitions, joint ventures and other transactions that complement or expand our business. We may not be able to complete such transactions and such transactions, if executed, pose significant risks and may materially adversely affect our business, financial condition and operating results.

     We intend to explore opportunities to buy other businesses or technologies that could complement, enhance or expand our current business or product lines or that might otherwise offer us growth opportunities. We may have difficulty finding such opportunities or, if we do identify such opportunities, we may not be able to complete such transactions for reasons including a failure to secure financing. Any transactions that we are able to identify and complete may involve a number of risks, including:

•	the diversion of our management’s attention from our existing business to integrate the operations and personnel of the acquired or combined business or joint venture;

•	possible adverse effects on our operating results during the integration process; and

•	our possible inability to achieve the intended objectives of the transaction.

     In addition, we may not be able to successfully or profitably integrate, operate, maintain and manage our newly acquired operations or employees. We may not be able to maintain uniform standards, controls, procedures and policies, and this may lead to operational inefficiencies. In addition, future acquisitions may result in dilutive issuances of equity securities or the incurrence of additional debt.

We may experience raw material shortages and shortages of required electronic components, which could cause us to delay shipments to customers and reduce our business, financial condition and operating results.

     In the past, from time to time, there have been shortages in certain raw materials used in the manufacture of our components and sensors and certain electronic components purchased by us and incorporated into assemblies and subassemblies. Unanticipated raw material or electronic component shortages may prevent us from making scheduled shipments to customers. Our inability to make scheduled shipments could cause us to experience a shortfall in revenue, increase our costs and adversely affect our relationship with affected customers and our reputation as a reliable service provider. Raw material and electronic component shortages may also increase our cost of goods sold because we may be required to pay higher prices for raw materials or electronic components in short supply and order such raw materials or electronic components in greater quantities to compensate for variable delivery times. As a result, raw material or electronic component shortages could adversely affect our operating results for a particular period due to the resulting revenue shortfall and increased costs.

Our credit facility and the agreements governing our 6 1/2% convertible subordinated debentures contain provisions that could materially restrict our business.

     Our credit facility contains a number of significant covenants that, among other things, limit our ability to:

•	dispose of assets;

•	incur additional debt (including pursuant to capital leases);

•	guarantee third-party obligations;

•	repay other debt or amend subordinated debt instruments;

•	create liens on assets;

•	make investments, loans or advances;

•	make acquisitions or engage in mergers or consolidations;

•	make capital expenditures; and

•	engage in certain transactions with our subsidiaries and affiliates.

In addition, under our credit facility, we are required to meet a number of financial ratios and tests.

     The agreements governing our 6 1/2% convertible subordinated debentures contain covenants that, among other things, limit our ability to:

•	pay dividends on, redeem or repurchase capital stock;

•	make payments with respect to any indebtedness that ranks junior to our 6 1/2% convertible subordinated debentures; and

•	engage in certain transactions with our subsidiaries and affiliates.

     The restrictions contained in our credit facility and in the agreements governing our 6 1/2% convertible subordinated debentures could limit our ability to plan for or react to market conditions or meet capital needs or could otherwise restrict our activities or business plans. These restrictions could adversely affect our ability to finance our operations, strategic acquisitions, investments or other capital needs or to engage in other business activities that could be in our interests.

     Our ability to comply with these covenants may be affected by events beyond our control. If we breach any of these covenants or restrictions, it could result in an event of default under our credit facility, the agreements governing our 6 1/2% convertible subordinated debentures, the indenture for the notes or documents governing any other existing or future indebtedness. A default, if not cured or waived, may permit acceleration of our indebtedness. In addition, our lenders could terminate their commitments to make further extensions of credit under our credit facility. If our indebtedness is accelerated, we cannot be certain that we will have sufficient funds to pay the accelerated indebtedness or that we will have the ability to refinance accelerated indebtedness on terms favorable to us or at all.

Loss of our key management and other personnel, or an inability to attract such management and other personnel, could materially affect our business.

     We depend on our senior executive officers and other key personnel to run our business. We do not have long-term retention contracts with our key personnel. The loss of any of these officers or other key personnel could adversely affect our operations. Competition for qualified employees among companies that rely heavily on engineering and technology is at times intense, and the loss of qualified employees or an inability to attract, retain and motivate additional highly skilled employees required for the operation and expansion of our business could hinder our ability to conduct research activities successfully and develop marketable products.

Risks Related to the Notes and the Common Stock
into which the Notes are Convertible

Our indebtedness may adversely affect our financial health.

     In connection with the sale of the notes, we incurred $60.0 million of indebtedness. As of July 23, 2004, our debt balance was $85.4 million, consisting of $60.0 million of notes, $25.0 million of 6 1/2% convertible subordinated debentures and $ 0.4 million of borrowings under a foreign credit facility. The level of our indebtedness could, among other things:

•	make it difficult for us to make payments on the notes;

•	increase our vulnerability to general economic and industry conditions, including recessions;

•	require us to use cash flow from operations to service our indebtedness, thereby reducing our ability to fund working capital, capital expenditures, research and development efforts and other expenses;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate;

•	place us at a competitive disadvantage compared to competitors that have less indebtedness; and

•	limit our ability to borrow additional funds that may be needed to operate and expand our business.

     In addition, our credit facility and our 6 1/2% convertible subordinated debentures contain financial and other restrictive covenants that will limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default, which, if not cured or waived, could result in the acceleration of our indebtedness.

We will require a significant amount of cash to service our indebtedness and to fund planned capital expenditures, research and development efforts and other corporate expenses.

     Our ability to make payments on our indebtedness, including the notes, and to fund planned capital expenditures, research and development efforts and other corporate expenses will depend on our future operating performance and on economic, financial, competitive, legislative, regulatory and other factors. Many of these factors are beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to pay our indebtedness, including the notes, or to fund our other needs.

     If we are unable to generate sufficient cash flow to enable us to pay our indebtedness, we may need to pursue one or more alternatives, such as:

•	reducing our operating expenses;

•	reducing or delaying capital expenditures or research and development;

•	selling assets; and

•	raising additional equity capital.

     Any reduction in operating expenses, reduction or delay in capital expenditures, or sale of assets may materially and adversely affect our future revenue prospects. In addition, we cannot assure you that we will be able to raise additional equity capital on commercially reasonable terms or at all. Finally, we cannot assure that any of the above actions would provide sufficient cash to repay our indebtedness, including the notes.

There are no covenants in the indenture for the notes restricting our ability or the ability of our subsidiaries to incur future indebtedness.

     The indenture governing the notes does not contain any financial or operating covenants or restrictions on the incurrence of indebtedness by us or any of our subsidiaries. We may therefore incur additional debt without limitation, including secured indebtedness and indebtedness of our subsidiaries, to which the notes are effectively subordinated. If we or any of our subsidiaries incur additional indebtedness, the related risks that we and they now face may intensify.

The notes are subordinated in right of payment to our existing senior indebtedness and to all of our future senior indebtedness.

     The notes are our general unsecured senior subordinated obligations. The notes rank junior in right of payment to all of our existing and future senior indebtedness, other than future indebtedness that expressly provides that it ranks equally with, or subordinated in right of payment to, the notes. As of July 23, 2004, we had $ 0.4 million of senior indebtedness outstanding under a foreign credit facility. We may incur from time to time up to $55.0 million of senior secured indebtedness at any time outstanding under our revolving credit facility, subject to compliance with the financial covenants in the credit facility. Such indebtedness will rank senior in right of payment to the notes. The indenture for the notes does not limit our ability to incur additional indebtedness.

     As a result of the subordination of the notes, upon any distribution to creditors in a bankruptcy, liquidation, reorganization or similar proceeding relating to us or our property, the holders of senior indebtedness will be entitled to be paid in full before any amounts owed under the notes may be paid. Our assets may not be sufficient to assure payment for the notes after such payment.

     We may not pay any amount owed under the notes, including by way of repurchase, redemption or retirement, if a payment default has occurred with respect to our senior indebtedness until the senior indebtedness is repaid in full or the holders of the senior indebtedness consent to the payment. In addition, all payments on the notes, including any repurchase, redemption or other retirement of the notes, may be blocked for up to 179 of 360 consecutive days in the event of specified non-payment defaults on senior indebtedness. However, notwithstanding the preceding, unless the holders of our designated senior indebtedness shall have accelerated the maturity of such designated senior indebtedness, we may resume payments on the notes after the end of the payment blockage period.

The notes are effectively subordinated to all of our secured indebtedness and to all indebtedness and other liabilities of our current and future subsidiaries.

     The notes are general unsecured obligations and are effectively subordinated to all of our current and future secured indebtedness to the extent of the assets securing the indebtedness. As of July 23, 2004, we had no secured indebtedness outstanding under our revolving credit facility. We may incur from time to time up to $55.0 million of senior secured indebtedness at any time outstanding under our revolving credit facility, subject to compliance with the financial covenants in the credit facility. The indenture for the notes does not limit our ability to incur additional secured indebtedness. In the event of bankruptcy, liquidation or reorganization or upon acceleration of our secured indebtedness and in certain other events, our assets will be available to pay our obligations under the notes only after all secured indebtedness has been paid. As a result, there may not be sufficient assets remaining to pay amounts due on any or all of the notes.

     In addition, the notes are structurally subordinated to all indebtedness and other liabilities of our current and future subsidiaries. You will not have any claim as a creditor against our subsidiaries, and indebtedness and other liabilities, including trade payables, of our subsidiaries will effectively be senior to your claims against our subsidiaries. As of June 27, 2004, our subsidiaries had outstanding liabilities of approximately $58.1 million, exclusive of the guarantees of our obligations under our credit facility by some of our domestic subsidiaries. The indenture for the notes does not limit the ability of our subsidiaries to incur additional indebtedness or other liabilities. In the event of a bankruptcy, liquidation or reorganization of any of our subsidiaries, holders of their indebtedness and their trade creditors will generally be entitled to payment on their claims from assets of our subsidiaries before any assets are made available for distribution to us.

Upon conversion of the notes, we may pay cash or a combination of cash and shares of our common stock in lieu of issuing shares of our common stock. Therefore, you may receive no shares of our common stock or fewer shares than the number into which your notes are convertible.

     We may elect to satisfy our conversion obligations under the notes by issuing to holders (1) shares of common stock, (2) the cash value of the common stock into which the notes are convertible or (3) a combination of cash and common stock. In certain circumstances, we will be obligated to fulfill our conversion obligations under the notes with respect to the principal amount of the notes, by paying the cash value of common stock into which the notes are convertible. Accordingly, on conversion of a note, you may not receive any shares of our common stock, or you may receive fewer shares of common stock relative to the conversion value of the note, and cash. If we deliver cash rather than shares of common stock on conversion of notes, our liquidity may be adversely affected.

If we pay holders cash or a combination of cash and common stock upon conversion of the notes, settlement will be delayed.

     Upon conversion, if we elect to settle in cash or a combination of cash and our common stock, there will be a significant delay in settlement. In addition, because the amount of cash or common stock that a holder will receive in these circumstances will be based on the sales price of our common stock for an extended period between the conversion date and such settlement date, holders will bear the market risk with respect to the value of the common stock for such extended period. See “Description of Notes — Conversion Procedures — Settlement Upon Conversion.”

Some significant corporate transactions may not constitute a fundamental change, in which case we would not be obligated to offer to repurchase the notes.

     Upon the occurrence of a fundamental change, which includes specified change of control events, we will be required to offer to repurchase all outstanding notes. See “Description of Notes — Purchase of Notes at a Holder’s Option Upon a Fundamental Change.” The fundamental change provisions, however, will not require us to offer to repurchase the notes in the event of some significant corporate transactions. For example, various transactions, such as leveraged recapitalizations, refinancings, restructurings or acquisitions initiated by us, would not constitute a change of control and, therefore, would not constitute a fundamental change requiring us to repurchase the notes. Other transactions may not constitute a change of control because they do not involve a change in voting power or beneficial ownership of the type described in the definition of change of control. Accordingly, you may not have the right to require us to repurchase your notes in the event of a significant transaction that could increase the amount of our indebtedness, adversely affect our capital structure or any credit ratings or otherwise adversely affect the holders of notes.

     In addition, a change of control includes a sale of all or substantially all of our properties and assets. Although there is limited law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under the laws of New York, which govern the indenture and the notes, or under the laws of Indiana, our state of incorporation. Accordingly, your ability to require us to repurchase notes as a result of a sale of less than all of our properties and assets may be uncertain.

We may not have the funds necessary to purchase the notes upon a fundamental change or other purchase date and our ability to purchase the notes in such events may be limited.

     On May 1, 2009, May 1, 2014 and May 1, 2019, holders of the notes may require us to purchase their notes for cash. In addition, holders may also require us to purchase their notes upon a fundamental change as described under “Description of Notes — Purchase of Notes at a Holder’s Option Upon a Fundamental Change.” Our ability to repurchase the notes in such events may be limited by law, and by the terms of other indebtedness, including the terms of senior indebtedness, we may have outstanding at the time of such events. If we do not have sufficient funds, we will not be able to repurchase your notes. If a repurchase event occurs, we expect that we would require third-party financing to repurchase the notes, but we cannot assure you that we would be able to obtain that financing on favorable terms or at all. Our failure to repurchase tendered notes at a time when the repurchase is required by the indenture would constitute a default under the indenture. In addition, a default under the indenture or a fundamental change, in and of itself, could lead to a default under our credit facility and other existing and future agreements governing our indebtedness. In these circumstances, the subordination provisions in the indenture governing the notes may limit or prohibit payments to you. If, due to a default, the repayment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness or repurchase the notes.

The conversion rate of the notes may not be adjusted for all dilutive events, including third-party tender or exchange offers that may adversely affect the trading price of the notes or our common stock issuable upon conversion of the notes.

     The conversion rate of the notes is subject to adjustment upon specified events, including specified issuances of stock dividends on our common stock, issuances of rights or warrants, subdivisions, combinations, distributions of capital stock or assets, cash dividends and issuer tender or exchange offers as described under “Description of Notes — Conversion Procedures — Conversion Rate Adjustments.” The conversion rate will not be adjusted upon other events, such as third-party tender or exchange offers, that may adversely affect the trading price of the notes or our common stock.

If we pay cash dividends on our common stock, you may be deemed to have received a taxable dividend without the receipt of cash.

     If we pay cash dividends on our common stock and there is a resulting adjustment to the conversion rate, a note holder could be deemed to have received a taxable dividend subject to U.S. federal income tax without the receipt of any cash. See “Certain U.S. Federal Income Tax Considerations.”

Our notes are not rated and may receive a lower rating than investors anticipate, which could cause a decline in the trading volume and market price of the notes and our common stock.

     The notes are not rated. If, however, one or more rating agencies rates the notes and assigns a rating lower than the rating expected by investors, or reduces any rating in the future, the trading volume and market price of the notes and our common stock may be adversely affected.

If the notes become eligible for conversion, our earnings per share on a diluted basis could decrease as a result of the inclusion of all of the shares into which the notes are convertible in the calculation of such earnings.

     The holders of the notes are entitled to convert the notes into shares of our common stock (or cash or a combination of cash and common stock, if we so elect), if, among other circumstances, during the period from and including the designated mid-point date in a fiscal quarter (February 15, May 15, August 15 and November 15) to, but not including, the designated mid-point date in the immediately following fiscal quarter, the closing sale price of our common stock for at least 20 trading days in any 30 consecutive trading day period exceeds 120% of the conversion price in effect on that 30th trading day. Unless this or another event that causes the notes to become convertible has occurred and is continuing, the shares into which the notes are convertible will not be included in the calculation of our basic or diluted earnings per share under generally accepted accounting principles. Should the notes become convertible, diluted earnings per share would be expected to decrease as a result of the inclusion of all of the underlying shares in the diluted earnings per share calculation in accordance with generally accepted accounting principles.

There is no active market for the notes, so you may have difficulty selling the notes.

     There is no established trading market for the notes. Although the notes issued in the private placements are eligible for trading on the Nasdaq’s screen-based automated trading system known as PORTAL, the notes sold using this prospectus will no longer be eligible for trading in The PORTAL Market. We do not intend to apply for listing of the notes on any securities exchange or to arrange for quotation on any automated dealer quotation system. As a result, a final active trading market for the notes may not develop. If a final active trading market does not develop or is not maintained, the market price and liquidity of the notes may be adversely affected. In that case, you may not be able to sell your notes at a particular time or you may not be able to sell your notes at a favorable price.

     Further, the liquidity of, and the trading market for, the notes may be adversely affected by many factors, including prevailing interest rates, the markets for similar securities, general economic conditions, our financial condition, performance and prospects and general declines or disruptions in the market for non-investment grade debt.

The price of our common stock has been volatile and may continue to fluctuate significantly, which may depress the price of the notes and result in losses for investors.

     The market price for our common stock has been and may continue to be volatile. From January 1, 2003 to July 23, 2004 the sale price of our common stock ranged from a low of $4.90 per share to a high of $15.85 per share. We expect our stock to continue to be subject to fluctuations as a result of a variety of factors, including factors beyond our control. These include:

•	conditions in our industries and our customers’ businesses such as competition, demand for products and services, and technological advances;

•	changes in our revenues and earnings, including as a result of restructuring programs;

•	changes in market valuations of related companies;

•	announcements by us or our competitors of new products or technical innovations or of significant acquisitions, strategic partnerships or joint ventures;

•	general conditions in equity markets, particularly in our industries;

•	general U.S. and worldwide economic conditions;

•	changes in our customer base, including any loss of a major customer, a significant increase or decrease in business from a major customer or changes in our contracts with customers;

•	introduction and market acceptance of our customers’ new products and changes in demand for our customers’ existing products;

•	effectiveness in managing our manufacturing processes and related assets, including our inventory and fixed assets;

•	adverse or unfavorable publicity regarding us or our products or services;

•	additions or departures of key personnel;

•	changes in financial estimates by securities analysts and deviations in revenues or earnings from levels expected by securities analysts; and

•	future sales of common stock.

     We may fail to meet expectations of our stockholders or of analysts at some time in the future, and our stock price, and therefore the price of our notes, could decline as a result.

     In addition, sales of a substantial number of shares of our common stock in the public market or the appearance that such shares are available for sale, could adversely affect the market price for our common stock.

Anti-takeover provisions could delay, deter or prevent a change in control.

     We are an Indiana corporation subject to Indiana state law. Some provisions of Indiana law could interfere with or restrict takeover bids or other change in control events affecting us. One statutory provision prohibits, except under specified circumstances, us from engaging in any mergers, sale of assets, recapitalizations and reverse stock splits with any stockholder who owns 10% or more of our common stock or any affiliate of the stockholder. Also, provisions in our articles of incorporation, bylaws, and other agreements to which we are a party, could delay, deter or prevent a change in control of CTS, even if a change in control would be beneficial to shareholders. We have opted out of Indiana’s “control share acquisition” provisions, which restrict the voting rights of shares acquired in transactions which cause the beneficial owner of the shares to exceed specified ownership thresholds. We could, however, by action of our board of directors, elect to have those provisions apply. In addition, we have a shareholder rights agreement that under certain circumstances would significantly impair the ability of third parties to acquire control of us without prior approval of our board of directors.

     In addition, our articles of incorporation allow us to issue up to an additional 22.3 million shares of common stock and 25.0 million shares of preferred stock without shareholder approval. Our board of directors has the authority to determine the price and terms under which the additional common or preferred stock may be issued. Issuance of this common and preferred stock could make it more difficult for a third party to acquire control of CTS.

CAPITALIZATION

     The following table sets forth our actual capitalization as of June 27, 2004, which reflects the proceeds from our sale of notes in the initial private placements and the application of the net proceeds to redeem our industrial revenue bonds and repay amounts outstanding under our revolving credit facility. You should read this information together with the “Selected Consolidated Financial Data” section of this prospectus and our consolidated financial statements, including the related notes, incorporated by reference in this prospectus.

June 27, 2004
Actual
(In thousands)
Borrowings under revolving credit facility(1)	$—
2.125% Convertible Senior Subordinated Notes due 2024	60,000
6 1/2% Convertible Subordinated Debentures due 2007(2)	25,000
Shareholders’ equity:
Preferred stock, without par value; authorized and unissued 25,000,000 shares	—
Common stock, without par value; authorized 75,000,000 shares; issued 52,640,014 shares(3)	263,040
Additional paid-in capital	21,812
Retained earnings	270,677
Accumulated other comprehensive earnings	846
Less: Treasury stock; 16,568,326 shares	(253,671)

Total shareholders’ equity	302,704

Total capitalization	$387,704

(1)	We may incur from time to time up to $55.0 million of senior secured indebtedness under our revolving credit facility, subject to compliance with the financial covenants in our credit facility.

(2)	The 6 1/2% convertible subordinated debentures mature on April 15, 2007. At any time on or after April 15, 2005, the holders may require us to redeem the 6 1/2% convertible subordinated debentures at a price of 100% of the principal amount plus accrued interest.

(3)	As of June 27, 2004, there were outstanding options to purchase an aggregate of 1,706,475 shares of our common stock at a weighted average price of $16.84 per share, of which options for approximately 735,000 shares were exercisable. Approximately 8,101,375 shares of common stock are reserved for issuance pursuant to stock option, stock purchase and incentive plans, including the shares subject to the outstanding options and restricted stock unit awards.

USE OF PROCEEDS

     All sales of the notes or common stock issuable upon conversion of the notes will be by or for the account of the selling securityholders listed in this prospectus or any prospectus supplement. We will not receive any proceeds form the sale by any selling securityholder of the notes or the common stock issuable upon conversion of the notes.

RATIO OF EARNINGS TO FIXED CHARGES

     Set forth below is information concerning our ratio of earnings to fixed charges on a consolidated basis for the periods indicated. This ratio shows the extent to which our business generates enough earnings after the payment of all expenses other than interest to make the required interest payments on the notes.

     For purposes of computing the ratios of earnings to fixed charges, “earnings” consist of income from continuing operations before income taxes and fixed charges. “Fixed charges” consist of interest on all indebtedness and an interest factor attributable to rentals.

	Year Ended December 31,					Six Months Ended June 27,
	1999	2000	2001	2002	2003	2004

	(In thousands, except for ratios)
Fixed Charges:
Interest expense	$9,944	$13,050	$12,775	$10,240	$7,688	$3,123
Portion of rental expense deemed to represent interest	1,124	1,598	2,024	2,456	2,271	1,159

Total fixed charges	$11,068	$14,648	$14,799	$12,696	$9,959	$4,282

Earnings:
Income (loss) from continuing operations	$51,468	$84,331	$(45,375)	$(17,850)	$12,575	$9,417
Income taxes	22,587	32,796	(15,116)	(5,950)	(6,327)	2,813
Fixed charges	11,068	14,648	14,799	12,696	9,959	4,282

Total earnings (loss) for computation of ratio	$85,123	$131,775	$(45,692)	$(11,104)	$16,207	$16,512

Ratio of earnings to fixed charges (1)	7.7	9.0	—	—	1.6	3.9

(1)	The pre-tax loss from continuing operations for the years ended December 31, 2001 and 2002 was not sufficient to cover fixed charges by a total of approximately $60.5 million and $23.8 million, respectively. As a result, the ratio of earnings to fixed charges has not been computed for these periods.

PRICE RANGE OF OUR COMMON STOCK AND DIVIDEND POLICY

     The following table shows for the periods indicated the high and low sales prices for our common stock as reported by the New York Stock Exchange and dividends paid per share on our common stock.

	Price Range of
	Common Stock		Cash
Fiscal Year Ended	High	Low	Dividends
December 31, 2002:
First Quarter	$17.60	$12.90	$0.03
Second Quarter	19.56	10.80	0.03
Third Quarter	12.50	4.30	0.03
Fourth Quarter	9.00	3.65	0.03
December 31, 2003:
First Quarter	$8.85	$4.90	$0.03
Second Quarter	11.10	5.76	0.03
Third Quarter	14.71	10.01	0.03
Fourth Quarter	14.94	10.75	0.03
December 31, 2004:
First Quarter	$15.85	$11.60	$0.03
Second Quarter	14.80	9.90	0.03 (1)
Third Quarter (through July 27, 2004)	12.82	10.21	—

(1)	On April 28, 2004, our Board of Directors announced a regular quarterly dividend of $0.03 per share, payable July 30, 2004, to shareholders of record at the close of business on June 25, 2004.

     Our common stock is traded on the New York Stock Exchange under the symbol “CTS.” The closing sales price of our common stock on July 27, 2004 was $11.10 per share. As of July 27, 2004, there were 1,515 holders of record of our common stock. This number does not include all beneficial owners of our common stock held in the name of a nominee or in street name account.

     Our board of directors has the power to determine the amount and frequency of the payment of dividends. Decisions regarding whether or not to pay dividends and the amount of any dividends are based on compliance with agreements governing our indebtedness, earnings, cash requirements, results of operations, cash flows, financial condition and other factors that the board of directors considers important. Our credit facility permits us to pay regular quarterly dividends in amounts not in excess of $0.03 per share. Although we currently anticipate that dividends consistent with our past practice will continue, we cannot assure you that dividends will be paid in future periods in any particular amount, or at all.

SELECTED CONSOLIDATED FINANCIAL DATA

     The following table shows selected historical consolidated financial data for CTS Corporation and its subsidiaries. The data as of and for each of the five years ended December 31, 2003 were derived from our audited consolidated financial statements. The data as of June 27, 2004 and for the six months ended June 29, 2003 and June 27, 2004 were derived from our unaudited consolidated financial statements and include, in the opinion of management, all normal and recurring adjustments necessary to present fairly the data for such periods. The results of operations for the six months ended June 27, 2004 are not necessarily indicative of the results to be expected for the year ended December 31, 2004.

     Detailed historical financial information is included in the audited consolidated balance sheets as of December 31, 2002 and 2003 and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2003 included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2003, filed on February 20, 2004, and the unaudited consolidated interim balance sheet as of June 27, 2004, and the related consolidated statements of operations and cash flows for the six months ended June 29, 2003 and June 27, 2004 included in our Quarterly Report on Form 10-Q for the fiscal quarter ended June 27, 2004, filed on July 21, 2004, incorporated by reference in this prospectus. You should read the following summary consolidated financial data together with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2003 and our Quarterly Report on Form 10-Q for the fiscal quarter ended June 27, 2004, and with our historical consolidated financial statements, including the related notes, in each case incorporated by reference in this prospectus.

	Year Ended December 31,					Six Months Ended
						June 29,	June 27,
	1999	2000	2001	2002	2003	2003	2004

	(In thousands, except per share amounts)
Statement of Operations Data:
Net sales	$677,076	$866,523	$577,654	$457,804	$462,987	$222,466	$259,771
Costs of goods sold	471,543	605,598	466,363	366,775	366,275	176,863	206,245
Selling, general and administrative expenses	84,449	99,712	86,979	63,337	56,857	27,471	31,499
Research and development expenses	25,348	32,583	32,762	24,118	21,476	11,031	9,557
Acquired in-process research and development expenses	12,940	—	—	—	—	—	—
Restructuring and impairment charges	—	—	40,039	18,343	4,563	—	—
Gain of sales on assets	—	—	—	—	—	—	(3,067)

Operating earnings	82,796	128,630	(48,489)	(14,769)	13,816	7,101	15,537
Interest expense	(9,944)	(13,050)	(12,775)	(10,240)	(7,688)	(3,871)	(3,123)
Interest income	865	846	744	396	357	150	335
Other	338	701	29	813	(237)	25	(519)

Earnings (loss) before income taxes	74,055	117,127	(60,491)	(23,800)	6,248	3,405	12,230
Income tax expense (benefit)	22,587	32,796	(15,116)	(5,950)	(6,327)	851	2,813

Earnings (loss) from continuing operations	51,468	84,331	(45,375)	(17,850)	12,575	2,554	9,417
Net loss from discontinued operations	—	529	—	—	—	—	—

Net earnings (loss)	$51,468	$83,802	$(45,375)	$(17,850)	$12,575	$2,554	$9,417

Earnings (loss) per share-diluted:
Continuing operations	$1.80	$2.94	$(1.61)	$(0.54)	$0.36	$0.07	$0.26
Discontinued operations	—	(0.02)	—	—	—	—	—

Net earnings (loss) per share-diluted	1.80	2.92	(1.61)	(0.54)	0.36	0.07	0.26
Cash Flow Data:
Cash provided by (used in):
Operating activities	$55,693	$110,855	$65,852	$22,449	$25,098	$6,889	$4,708
Investing activities	(104,627)	(126,338)	(66,913)	(10,024)	(5,054)	(634)	12,823
Financing activities	57,375	12,569	(6,324)	(18,229)	(5,374)	(9,156)	4,668
Depreciation and Amortization	33,907	44,325	51,674	43,373	33,605	17,321	14,009
Capital expenditures	32,896	119,216	77,654	12,833	9,044	4,485	6,213
Other Data:
Ratio of earnings to fixed charges(1)	7.7	9.0	—	—	1.6	1.7	3.9

	As of December 31,					As of June 27,
	1999	2000	2001	2002	2003	2004
	(In thousands)
Balance Sheet Data:
Cash and equivalents	$24,219	$20,564	$13,255	$9,225	$25,346	$48,199
Total assets	522,652	672,929	567,931	490,032	482,250	512,080
Short-term notes payable	7,428	7,397	—	—	—	—
Current maturities of long-term debt	5,000	10,000	27,500	28,350	—	—
Long-term debt	162,000	178,000	125,013	67,000	75,880	85,000

Total debt	174,428	195,397	152,513	95,350	75,880	85,000
Shareholders’ equity	164,764	246,357	242,873	265,020	294,191	302,704

(1)	The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. Earnings consist of earnings (loss) from continuing operations before income taxes plus fixed charges. Fixed charges consist of interest expense and the portion of operating rental expense management believes represents the interest component of rent expense. The pre-tax loss from continuing operations for the years ended December 31, 2001 and 2002 was not sufficient to cover fixed charges by a total of approximately $60.5 million and $23.8 million, respectively. As a result, the ratio of earnings to fixed charges has not been computed for these periods.

DESCRIPTION OF OTHER INDEBTEDNESS

     The following summarizes the terms of our most significant existing indebtedness. We are not restricted from incurring future debt under the indenture. The notes rank junior in right of payment to all of our existing and future senior indebtedness, including our senior secured credit facility, equally in right of payment with any future indebtedness that provides it is on parity with the notes and senior in right of payment to all of our existing and future subordinated indebtedness, including our 6 1/2% convertible subordinated debentures, as described under “Description of Notes — Ranking of Notes.”

Credit Facility

     On July 14, 2003, we entered into a new credit facility, which provides for revolving loans in an aggregate principal amount of up to $55.0 million. The credit facility also includes a $10.0 million sublimit available for the issuance of letters of credit and a $7.0 million sublimit for swingline loans. As of July 23, 2004, we had no outstanding balance under our credit facility. Interest rates on the borrowings under the credit facility fluctuate based on LIBOR or the applicable base rate. We pay a commitment fee on the undrawn portion of the credit facility. The commitment fee varies based on performance under certain financial covenants and is currently 0.375 percent per annum. Amounts of the revolving loans repaid can be reborrowed, subject to the terms of the credit facility. The maturity date of the credit facility is July 14, 2006.

     Mandatory prepayment of borrowings are required in the event of specified events, including asset sales, sale-leaseback transactions, casualty events, equity financings and debt financings, subject to specified exceptions.

     Our obligations under the credit facility are currently secured by our domestic real and personal property, the stock of our domestic subsidiaries and 65% of the stock of certain of our non-U.S. subsidiaries. Our credit facility contains a number of covenants that restrict our operations. Among other things, it restricts our ability to (1) acquire or merge with other businesses, (2) liquidate or sell our assets outside the ordinary course of business, (3) incur additional indebtedness (including pursuant to capital leases) and create liens on assets, (4) make restricted payments, such as dividends in excess of specified limits, stock redemptions or capital distributions, (5) repay or repurchase any other indebtedness, including the notes, prior to the stated maturity thereof, (6) make capital expenditures, (7) make investments, loans or advances, (8) become a third party guarantor and (9) engage in specified transactions with subsidiaries and affiliates. In addition, our credit facility requires us to comply with certain financial covenants, including covenants related to minimum consolidated net worth and total debt to EBITDA (as defined in the credit facility) ratios. Our credit facility permits us to pay regularly quarterly cash dividends on our common stock in amounts no greater than $0.03 per share.

     Our credit facility contains customary events of default, including nonpayment, failure to comply with the terms of the credit facility and bankruptcy or insolvency events. In addition, an event of default will occur if there is a change in control of CTS, including the acquisition by any person or group of beneficial ownership of 20% or more of our common stock.

6 1/2% Convertible Subordinated Debentures

     In April 2002, we issued $25.0 million of 6 1/2% Convertible Subordinated Debentures due 2007. Our 6 1/2% convertible subordinated debentures are unsecured and convertible at any time into our common stock at a conversion price of $20.05 per share. This conversion price will adjust in the event of (1) a stock split or similar event, (2) a distribution of warrants or rights to purchase shares of common stock at a price less than the market price, (3) a non-cash distribution or (4) a cash distribution, by dividend or otherwise.

     The 6 1/2% convertible subordinated debentures mature on April 15, 2007. At any time on or after April 15, 2005, the holders may require us to redeem the 6 1/2% convertible subordinated debentures at a price of 100% of the principal amount plus accrued interest. We also have the right, at any time on or after April 15, 2005, to require holders to convert the 6 1/2% convertible subordinated debentures to common stock if the average price of the common stock for at least 20 of 30 consecutive trading days exceeds the conversion price by 175%.

     The 6 1/2% convertible subordinated debentures contain several events of default, including failure to be listed on a national exchange for five consecutive trading days, change in control or liquidation of CTS, breach of a covenant under the 6 1/2% convertible subordinated debentures or related transaction document, inaccurate representation or warranty, or a default under any of our debt documents. In an event of default, other than a change in control, the holders have the right to require us to redeem the 6 1/2% convertible subordinated debentures at 110% of the principal amount plus accrued interest and in event of a change in control, the holders have the right to require us to redeem at 105% of the principal amount plus accrued interest.

     The agreements governing our 6 1/2% convertible subordinated debentures contain significant covenants that, among other things, limit our ability to pay dividends on, redeem or repurchase capital stock, make payments with respect to any indebtedness that ranks junior to the 6 1/2% convertible subordinated debentures, and engage in certain transactions with our subsidiaries and affiliates.

     The 6 1/2% convertible subordinated debentures will rank junior in right of payment to the notes offered hereby. We may not make any payment to holders of the 6 1/2% convertible subordinated debentures if:

•	a default in the payment of our credit facility, the notes offered hereby or any future senior indebtedness senior to the 6 1/2% convertible subordinated debentures occurs and continues beyond any grace period; or

•	any non-compliance with the covenants contained in our credit facility or any non-payment default occurs and continues with respect to our credit facility, and we and the holders of the 6 1/2% convertible subordinated debentures receive a payment blockage notice from specified lenders under our credit facility.

     We will resume any requisite payments with respect to our obligations under the 6 1/2% convertible subordinated debentures:

•	in the case of a payment default, the date on which all outstanding debt under our credit facility has been paid in full in cash or such payment default has been cured or waived; and

•	in the case of a non-payment default, the earlier of the date on which such non-payment default is cured or waived or 179 calendar days after the receipt of the payment blockage notice.

     Only lenders under our credit facility may issue a payment blockage notice. The holders of the notes offered hereby do not have the right to issue a payment blockage notice.

     Pursuant to the terms of the 6 1/2% convertible subordinated debentures, we registered with the Securities and Exchange Commission the shares of our common stock, issuable upon conversion, and listed the shares on the New York Stock Exchange.

DESCRIPTION OF NOTES

     The notes were issued under an indenture dated as of May 11, 2004, among CTS Corporation, as issuer, and Wells Fargo Bank, N.A., as trustee. Initially, the trustee is also the paying agent and conversion agent. The notes and the shares of common stock issuable upon conversion of the notes are covered by a resale registration rights agreement. You may request a copy of the notes, the indenture and the registration rights agreement from the trustee.

     The following description is a summary of the material provisions of the notes and the indenture. It does not purport to restate the notes and the indenture in their entirety. This summary is subject to and is qualified by reference to all the provisions of the notes and the indenture, including the definitions of certain terms used in the indenture. The terms of the notes include those provided in the indenture, those made a part of the indenture by reference to the Trust Indenture Act of 1939, as amended. You should read the notes and the indenture, because they, and not this description, define your rights as a holder of the notes.

     As used in this “Description of Notes” section, references to “CTS” refer solely to CTS Corporation and not to any of its current or future subsidiaries.

General

     The notes:

•	consist of an aggregate principal amount of $60.0 million;

•	were sold at an issue price of 100% of the principal amount of the notes, which is $1,000 per note, plus accrued interest, if any, from May 11, 2004;

•	bear interest at an annual rate of 2.125% of the principal amount, from the issue date to, but excluding, May 1, 2024, payable semi-annually, in arrears, on May 1 and November 1 of each year, commencing on November 1, 2004;

•	are CTS’ unsecured senior subordinated obligations, ranking junior in right of payment with all of its existing and future senior indebtedness, equally in right of payment with any future indebtedness that provides it is on parity with the notes and senior in right of payment to any of its existing and future subordinated indebtedness, and will be effectively junior to any of CTS’ existing and future secured indebtedness to the extent of the assets securing such indebtedness and structurally subordinated to all existing and future indebtedness and other liabilities of its subsidiaries;

•	may be converted by the holder into shares of CTS’ common stock initially at a conversion rate of 66.66667 shares of common stock per $1,000 principal amount of notes, which represents an initial conversion price of approximately $15.00 per share, only:

•	during the period from and including the designated mid-point date in a fiscal quarter to, but not including, the designated mid-point date (or, if that day is not a trading day, then the next trading day) in the immediately following fiscal quarter (a “conversion period”), if on each of at least 20 trading days in the period of 30 consecutive trading days ending on the first trading day of the conversion period, the closing sale price of CTS’ common stock exceeded 120% of the conversion price in effect on that 30th trading day of such period. The designated “mid-point date” for each of CTS’ fiscal quarters are February 15, May 15, August 15 and November 15;

•	if CTS has called the notes for redemption; or

•	during prescribed periods, upon the occurrence of specified corporate transactions described below under “— Conversion Rights — Conversion Upon Specified Corporate Transactions.”

•	are redeemable at CTS’ option in whole or in part on or after May 1, 2009 at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest (including additional interest, if any) to, but not including, the redemption date;

•	are subject at a holder’s option to repurchase by CTS upon a fundamental change of CTS, as described below under “— Purchase of Notes at a Holder’s Option Upon a Fundamental Change,” and on May 1, 2009, May 1, 2014 and May 1, 2019, in each case, at a repurchase price equal to 100% of the principal amount of the notes plus accrued and unpaid interest (including additional interest, if any) to, but not including, the repurchase date;

•	are currently trading in The PORTAL Market; and

•	are due on May 1, 2024, payable in cash in an amount equal to $1,000 per note, plus accrued and unpaid interest (including additional interest, if any), unless earlier converted, redeemed by CTS at its option or repurchased by CTS at your option.

     The indenture does not contain any financial covenants and does not restrict CTS from paying dividends, incurring additional indebtedness or issuing or repurchasing other securities. In addition, CTS’ subsidiaries are not restricted under the indenture from incurring additional indebtedness. The indenture also does not protect a holder of notes in the event of a highly leveraged transaction or a fundamental change, as defined below, of CTS, except to the extent described below under “— Purchase of Notes at a Holder’s Option Upon a Fundamental Change.”

     No sinking fund is provided for the notes.

     The notes are issued in book-entry form only in denominations of $1,000 principal amount at issuance and whole multiples thereof. Beneficial interests in the notes will be shown on, and transfers will be effected only through, records maintained by DTC, or its nominee, and any such interests may not be exchanged for certificated securities except in limited circumstances.

Payments on the Notes

     CTS maintains an office or agency in the City of New York, where it will pay the principal on the notes and you may present the notes for conversion, registration of transfer or exchange for other denominations, which is the corporate trust office of the trustee presently located in the City of New York.

     Except as provided below, CTS will pay interest on:

•	global notes to DTC in immediately available funds;

•	any certificated notes having an aggregate principal amount of $5.0 million or less by check mailed to the holders of those notes; and

•	any certificated notes having an aggregate principal amount of more than $5.0 million by wire transfer in immediately available funds if requested in writing by the holders of those notes, otherwise by check mailed to the holders of those notes.

     At maturity of the notes, interest (including additional interest, if any) on the certificated notes will be payable at the principal corporate trust office of the trustee.

     CTS will not be required to make any payment on the notes due on any day which is not a business day until the next succeeding business day. The payment made on the next business day will be treated as though it were paid on the original due date and no interest will be payable on the payment date for the additional period of time.

Interest

     The notes bear interest at an annual rate of 2.125% of the principal amount at issuance of the notes from May 11, 2004, or from the most recent date to which interest has been paid or provided for, until, but not including, May 1, 2024. Interest will be payable semi-annually in arrears on May 1 and November 1 of each year to holders of record at the close of business on the April 15 or October 15 immediately preceding such interest payment date. There are two exceptions to the preceding sentence:

•	Except as described below, CTS will not make any payment or other adjustment for accrued and unpaid interest (including additional interest, if any) on any notes when they are converted. If a holder of notes converts after the record date for an interest payment but prior to the corresponding interest payment date, the holder on the record date will receive on that interest payment date accrued interest on those notes, notwithstanding the conversion of those notes prior to that interest payment date, because that holder will have been the holder of record on the corresponding record date. However, at the time that such holder surrenders notes for conversion, the holder must pay to CTS an amount equal to the interest (including additional interest, if any) that has accrued and that will be paid on the related interest payment date. The preceding sentence does not apply (1) to the notes that are converted after being called by CTS for redemption or (2) to any overdue interest existing at the time of conversion with respect to the notes converted, but only to the extent of the amount of such overdue interest. Accordingly, under the circumstances described in clause (1), if CTS elects to redeem notes and a holder of notes chooses to convert those notes on a date that is after a record date but prior to the corresponding interest payment date, the holder will not be required to pay CTS, at the time that holder surrenders those notes for conversion, the amount of interest it will receive on the interest payment date; and

•	CTS will pay interest (including additional interest, if any) to a person other than the holder of record on the record date on the maturity date or, in connection with a fundamental change or redemption, on the fundamental change repurchase date or redemption date, as the case may be, if it is after a record date but on or before the corresponding interest payment date. In either case, CTS will pay accrued and unpaid interest only to the person to whom it pays the principal amount.

Each payment of interest due on the notes will include interest accrued through the day before the applicable interest payment date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

     Interest will cease to accrue on a note upon its maturity, conversion, redemption or repurchase (including upon a fundamental change).

Ranking of Notes

     The notes are general unsecured obligations of CTS and will rank equally in right of payment with any future senior subordinated indebtedness of CTS. Payment of principal and interest (including additional interest, if any) under any note, including any repurchase or redemption of the notes, will be subordinated in right of payment, as set forth in the indenture, to the prior payment in full of all senior indebtedness of CTS, whether outstanding on the issuance date or thereafter incurred. The notes rank senior to CTS’ 6 1/2% convertible subordinated debentures and any future subordinated indebtedness, whether outstanding on the issuance date or thereafter incurred.

     Upon any distribution to creditors of CTS in liquidation or dissolution of CTS or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to CTS, any assignment for the benefit of creditors or any marshalling of assets or liabilities of CTS, the holders of senior indebtedness of CTS would be entitled to receive payment in full in cash of all obligations due in respect of such senior indebtedness (including interest accruing after, or which would accrue but for, the commencement of any proceeding at the rate specified in the applicable senior indebtedness, whether or not a claim for such interest would be allowed) before the holders of the notes will be entitled to receive any payment with respect to the notes.

     As a result of these subordination provisions, in the event of CTS’ bankruptcy, dissolution, liquidation, insolvency or reorganization, holders of senior indebtedness of CTS may recover more, ratably, and holders of the notes may recover less, ratably, than CTS’ other creditors.

     CTS also may not make any payment with respect to its obligations under the notes if:

•	a default in the payment of senior indebtedness of CTS occurs and continues beyond any grace period; or

•	any other default occurs and continues with respect to designated senior indebtedness of CTS that permits holders of designated senior indebtedness or their representatives to accelerate its maturity, and CTS receives a payment blockage notice from the holders of designated senior indebtedness or their representatives.

     CTS may and shall resume any requisite payments with respect to its obligations under the notes:

•	in the case of a payment default, the date on which such default is cured or waived; and

•	in the case of a non-payment default, the earlier of the date on which such non-payment default is cured or waived or 179 calendar days after the receipt of the payment blockage notice.

     However, notwithstanding the preceding, unless the holders of designated senior indebtedness of CTS shall have accelerated the maturity of such designated senior indebtedness, CTS may resume payments on the notes after the end of the payment blockage period. No new period of payment blockage pursuant to a payment blockage notice may start unless 360 calendar days have elapsed since the effectiveness of the prior payment blockage notice. No non-payment default that existed or was continuing on the date of delivery of any payment blockage notice to CTS shall be, or be made, the basis for a subsequent payment blockage notice.

     The subordination provisions will not prevent the occurrence of any event of default under the indenture.

     If payment of the notes is to be accelerated because of an event of default, CTS shall promptly notify holders of designated senior indebtedness before the acceleration. In the event of the acceleration of the notes because of an event of default, CTS may not make any payment or distribution to the trustee or any holder of notes in respect of obligations with respect to notes until 10 days after holders of designated senior indebtedness receive such notice and thereafter only to the extent such payment or distribution is not otherwise prohibited by the subordination provisions of the notes.

     If the trustee, the paying agent or any holder receives any payment or distribution of assets from CTS in contravention of these subordination provisions before all senior indebtedness of CTS is paid in full in cash, then such payment or distribution will be held in trust for the holders of senior indebtedness of CTS to the extent necessary to make payment in full in cash of all unpaid senior indebtedness of CTS.

     As of July 23, 2004, CTS had senior indebtedness of approximately $0.4 million under a foreign credit facility. The indenture does not limit the amount of additional indebtedness, including senior indebtedness, that CTS or its subsidiaries may incur in the future. See “Risk Factors — Risks Related to the Notes and the Common Stock into which the Notes are Convertible — There are no covenants in the indenture for the notes restricting our ability or the ability of our subsidiaries to incur future indebtedness.”

     “designated senior indebtedness,” with respect to CTS, means indebtedness under CTS’ existing revolving credit facility and any other senior indebtedness of CTS that expressly provides that it is “designated senior indebtedness.”

     “senior indebtedness,” with respect to CTS, means the principal of, and premium, if any, and interest (including interest accruing after, or which would accrue but for, the commencement of any proceeding at the rate specified in the applicable senior indebtedness, whether or not a claim for such interest would be allowed), on all of CTS’ indebtedness, whether outstanding on the issuance date or thereafter incurred; provided, however, that senior indebtedness does not include:

     1. indebtedness evidenced by the notes;

     2. indebtedness to CTS’ subsidiaries;

     3. any liability for federal, state, foreign, local or other taxes owed or owing by CTS;

     4. any accounts payable or other liability to trade creditors arising in the ordinary course of business; and

     5. CTS’ 6 1/2% convertible subordinated debentures and any other indebtedness that expressly provides that it is ranked in right of payment equally with or subordinated to the notes.

     “indebtedness,” with respect to any person, means:

     1. all obligations of such person:

•	for borrowed money;

•	evidenced by a note, debenture, bond or written instrument;

•	in respect of leases required, in conformity with U.S. generally accepted accounting principles, to be accounted for as capitalized lease obligations on the balance sheet; and

•	in respect of letters of credit, guarantees or bankers’ acceptances;

     2. all obligations secured by a mortgage, pledge or similar arrangement encumbering property or assets as reflected as debt on the balance sheet of such person;

     3. all obligations of such person under interest rate and currency swap arrangements, cap, floor and collar agreements, spot and forward contracts and similar agreements and arrangements; and

     4. all obligations of others of the type described in clause 1, 2 or 3 above assumed by or guaranteed or in effect guaranteed by such person.

Conversion Rights

     General

     A holder may convert all or any portion of such holder’s outstanding notes, subject to the conditions described below, initially at a conversion rate of 66.6667 shares of common stock per $1,000 principal amount at issuance of the notes. This is equivalent to an initial conversion price of approximately $15.00 per share of common stock. Upon conversion, CTS will have the right to deliver, in lieu of shares of its common stock, cash or a combination of cash and shares of its common stock, as described below under “— Conversion Procedures — Settlement Upon Conversion.” The conversion rate, and thus the conversion price, is subject to adjustment as described below. A holder may convert notes only in denominations of $1,000 principal amount at issuance and integral multiples thereof.

     A holder may surrender notes for conversion only:

•	during the period from and including the designated mid-point date in a fiscal quarter to, but not including, the designated mid-point date (or, if that day is not a trading day, then the next trading day) in the immediately following fiscal quarter (a “conversion period”), if on each of at least 20 trading days in the period of 30 consecutive trading days ending on the first trading day of the conversion period, the closing sale price of CTS’ common stock exceeded 120% of the conversion price in effect on that 30th trading day of such period. The designated “mid-point date” for each of CTS’ fiscal quarters are February 15, May 15, August 15 and November 15. CTS refers to this condition in this prospectus as the common stock price condition;

•	if CTS has called the notes for redemption; or

•	during prescribed periods, upon the occurrence of specified corporate transactions described below under “— Conversion Rights — Conversion Upon Specified Corporate Transactions.”

Each of these circumstances is more fully described below.

     The conversion agent will, on CTS’ behalf, determine if the notes are convertible at any time and notify the trustee and CTS accordingly.

     CTS may notify holders at any time that, with respect to the notes surrendered for conversion following the satisfaction of the common stock price condition or, at such times as the conversion obligation exceeds the principal amount at issuance, following the occurrence of a fundamental change, it intends to settle the principal amount of the notes upon conversion in cash (the “principal conversion settlement election”). This notification, once provided to holders, is irrevocable and will apply with regard to any conversion of the notes during such time as the common stock price condition is satisfied or with respect to a conversion following the occurrence of a fundamental change. See below “— Conversion Procedures — Settlement Upon Conversion.”

     CTS will not issue fractional shares of its common stock upon the conversion of the notes. Instead, CTS will pay the cash value of such fractional shares based upon the closing sale price of its common stock on the trading day immediately prior to the conversion date.

     A holder of notes is not entitled to any rights of a holder of common stock until that holder has converted its notes to common stock, and only to the extent such notes are deemed to have been converted to common stock under the indenture.

     Conversion Upon Satisfaction of Common Stock Price Condition

     A holder will have the right to convert any of its notes during the period from and including the designated mid-point date in a fiscal quarter to, but not including, the designated mid-point date (or, if that day is not a trading day, then the next trading day) in the immediately following fiscal quarter (a “conversion period”), if on each of at least 20 trading days in the period of 30 consecutive trading days ending on the first trading day of the conversion period, the closing sale price of CTS’ common stock exceeded 120% of the conversion price in effect on that 30th trading day of such period. The designated “mid-point date” for each of CTS’ fiscal quarters are February 15, May 15, August 15 and November 15.

     The conversion price per share as of any day will equal the principal amount of a note on that day, divided by the number of shares of common stock issuable upon conversion of a note on that day.

     The initial conversion trigger price per share of CTS’ common stock is $18.00. This conversion trigger price reflects the initial conversion price per share of CTS’ common stock multiplied by 120%.

     The “closing sale price” of any share of common stock on any date means the closing sale price of a share of common stock (or, if no closing sale price is reported, the average of the bid and ask prices or, if there is more than one bid or ask price, the average of the average bid and the average ask prices) on that date as reported on a national securities exchange such as the New York Stock Exchange or, if the common stock is not listed on a national securities exchange, as reported by the Nasdaq National Market. If CTS’ common stock is not listed for trading on a national securities exchange and not quoted on the Nasdaq National Market on the relevant date, the “closing sale price” will be the last quoted bid for CTS’ common stock in the over-the-counter market on the relevant date as reported by the National Quotation Bureau or similar organization. If CTS’ common stock is not so quoted, the “closing sale price” will be the average of the midpoint of the last bid and ask prices for the common stock on the relevant date from each of at least three nationally recognized independent investment banking firms selected by CTS for this purpose.

     If at any time the common stock price condition described herein is satisfied in respect of a conversion period, CTS will publish a notice advising that the common stock price condition has been satisfied in respect of such conversion period in a newspaper of general circulation in the City of New York or through such other public medium as it may use at that time, publish such information on its corporate web site and notify the trustee.

     Conversion Upon Notice of Redemption

     A holder will have the right to convert any of its notes that CTS has called for redemption at any time prior to 5:00 p.m., New York City time, on the day that is two business days prior to the redemption date, even if the notes are not otherwise convertible at such time. If a holder already has delivered a repurchase notice or a fundamental change purchase notice with respect to a note, however, the holder may not surrender that note for conversion until the holder has withdrawn the notice in accordance with the indenture.

     Conversion Upon Specified Corporate Transactions

     A holder will have the right to convert any of its notes in the event:

•	CTS distributes to all holders of its common stock certain rights or warrants entitling them to subscribe for or purchase, for a period expiring within 60 days, common stock at less than the closing sale price of the common stock on the business day immediately preceding the announcement of such distribution;

•	CTS elects to distribute, to all holders of its common stock, cash or other assets, debt securities or certain rights or warrants to purchase its securities, including the declaration of any cash dividends, payable quarterly or otherwise, which distribution has a per share value exceeding 10% of the closing sale price of the common stock on the business day immediately preceding the declaration date for the distribution; or

•	a fundamental change (as defined under “— Purchase of Notes at a Holder’s Option Upon a Fundamental Change”) occurs.

     In any such event, a holder may convert any of its notes at any time after CTS notifies holders of such event:

•	in the case of a distribution, until the earlier of 5:00 p.m., New York City time, on the business day immediately preceding the ex-dividend date or the date of CTS’ announcement that the distribution will not take place; or

•	in the case of a fundamental change, within 20 business days of the fundamental change notice.

     CTS will notify holders at least 20 business days prior to the ex-dividend date for the distribution or within 20 business days following the occurrence of the fundamental change, as the case may be. In the case of a distribution, a holder of notes may not convert any of its notes if, as a holder of notes, the holder will otherwise participate in the distribution without conversion.

     In addition, if CTS is party to a consolidation, merger or binding share exchange pursuant to which its common stock would be converted into cash, securities or other property, a holder may surrender notes for conversion at any time from and after the date which is 15 calendar days prior to the date announced by CTS as the anticipated effective date of the transaction until 15 calendar days after the actual date of the transaction, whether or not such transaction constitutes a fundamental change. If CTS is a party to a consolidation, merger or binding share exchange pursuant to which its common stock is converted into cash, securities or other property, or CTS reclassifies its common stock into another class of stock, then, at the effective time of the transaction, the right to convert the notes into common stock will be changed into a right to convert the notes into the kind and amount of cash, securities or other property which the holder would have received if the holder had converted such notes immediately prior to the transaction. If the transaction also constitutes a fundamental change, the holder can require CTS to purchase all or a portion of its notes as described below under “— Purchase of Notes at a Holder’s Option Upon a Fundamental Change.”

Conversion Procedures

     General

     Except as described below, CTS will not make any payment or other adjustment for accrued and unpaid interest (including additional interest, if any) on any notes when they are converted. If a holder of notes converts after the record date for an interest payment but prior to the corresponding interest payment date, the holder on the record date will receive on that interest payment date accrued interest on those notes, notwithstanding the conversion of those notes prior to that interest payment date, because that holder will have been the holder of record on the corresponding record date. However, at the time that such holder surrenders notes for conversion, the holder must pay to CTS an amount equal to the interest (including additional interest, if any) that has accrued and that will be paid on the related interest payment date. The preceding sentence does not apply (1) to the notes that are converted after being called by CTS for redemption or (2) to any overdue interest existing at the time of conversion with respect to the notes converted, but only to the extent of the amount of such overdue interest. Accordingly, under the circumstances described in clause (1), if CTS elects to redeem notes and a holder of notes chooses to convert those notes on a date that is after a record date but prior to the corresponding interest payment date, the holder will not be required to pay CTS, at the time that holder surrenders those notes for conversion, the amount of interest it will receive on the interest payment date.

     CTS’ delivery to the holder of the full number of shares of common stock into which the note is convertible (or, at CTS’ option, cash, or a combination of cash and common stock, in lieu thereof), together with any cash payment for such holder’s fractional shares, will be deemed to satisfy CTS’ obligation to pay the principal amount of the note and to satisfy its obligation to pay accrued and unpaid interest (including any additional interest, if any) through the conversion date. As a result, accrued interest is deemed paid in full rather than cancelled, extinguished or forfeited. Notwithstanding the foregoing, accrued interest (including additional interest, if any) will be payable upon any conversion of notes at the option of the holder made concurrently with or after acceleration of the notes following an event of default under the notes.

     Except as described below under “ — Conversion Rate Adjustments,” CTS will not make any payment or other adjustment for dividends on any common stock issued upon conversion of the notes.

     If you convert notes, CTS will pay any documentary, stamp or similar issue or transfer tax due on the issue of shares of its common stock upon the conversion, unless the tax is due because you request the shares to be issued or delivered to another person, in which case you will pay that tax.

     Procedures

     To convert interests in a global note, a holder must deliver to DTC the appropriate instruction form for conversion pursuant to DTC’s conversion program.

     To convert a certificated note, a holder must:

•	complete and manually sign the conversion notice on the back of the note (or a facsimile thereof);

•	deliver the completed conversion notice and the note to be converted to the specified office of the conversion agent; and

•	if required by the conversion agent, furnish appropriate endorsements and transfer documents.

     To convert a certificated note or interests in a global note, a holder must:

•	pay all funds required, if any, relating to interest on the note to be converted to which it is not entitled; and

•	pay all taxes or duties, if any, as described above.

     The conversion date will be the date on which all of the foregoing requirements have been satisfied. The notes will be deemed to have been converted immediately prior to 5:00 p.m., New York City time, on the conversion date. A holder will not be entitled to any rights as a holder of CTS’ common stock, including, among other things, the right to vote and receive dividends and notices of stockholder meetings, until the conversion date.

     CTS will settle its obligation upon conversion of the notes (the “conversion obligation”) as described below under “— Settlement Upon Conversion.”

     If a holder has exercised its right to require CTS to purchase its notes as described below under “— Purchase of Notes at a Holder’s Option” or “— Purchase of Notes at a Holder’s Option Upon a Fundamental Change,” such holder’s conversion rights on the notes so subject to repurchase will expire at 5:00 p.m., New York City time, on the business day immediately preceding the repurchase date, unless CTS defaults in the payment of the repurchase price. If a holder has submitted any note for repurchase, such note may be converted only if such holder submits a notice of withdrawal and, if the note is a global note, complies with appropriate DTC procedures.

     To the extent that CTS has a rights plan, such as CTS’ current rights plan, in effect upon conversion of the notes into common stock, a holder will receive, in addition to the common stock, the rights under the rights plan unless the rights have separated from the common stock at the time of applicable conversion, subject to limited exceptions. To the extent that CTS has a rights plan in effect upon conversion of the notes into cash, with respect to the conversion consideration paid in cash, a holder will not receive any rights under the rights plan.

     Settlement Upon Conversion

     Pursuant to the procedures described below, CTS may elect to deliver to holders surrendering notes shares of its common stock, cash or a combination of cash and shares of its common stock.

     CTS may notify holders at any time that, with respect to the notes surrendered for conversion following the satisfaction of the common stock price condition or, at such times as the conversion obligation exceeds the principal amount at issuance, following the occurrence of a fundamental change, it intends to settle the principal amount of the notes upon conversion in cash (the “principal conversion settlement election”). This notification, once provided to holders, is irrevocable and will apply with regard to any conversion of the notes during such time as the common stock price condition is satisfied or with respect to a conversion following the occurrence of a fundamental change.

     Except to the extent CTS makes a principal conversion settlement election, CTS will not be required to notify holders of its method for settling its conversion obligation relating to the amount of the conversion value, as described below, or, if CTS has made a principal conversion settlement election, the excess of its conversion obligation relating to the amount of the conversion value above the principal amount, if any (the “excess conversion obligation”) until notes are surrendered for conversion.

     Conversion On or Prior to 31 Trading Days Prior to Maturity. If CTS receives a holder’s conversion notice on or prior to the day that is 31 trading days prior to the stated maturity of the notes (the “final notice date”), the following procedures will apply:

•	Settlement of CTS’ conversion obligation relating to the principal amount of the notes will be according to the principal conversion settlement election, if any, it will have already made.

•	CTS will notify the holder through the trustee, at any time on the date that is three trading days following receipt of the holder’s conversion notice (the “settlement notice period”), of the method it chooses to settle its obligation upon conversion or the excess conversion obligation if it has made a principal conversion settlement election, as applicable. Specifically, CTS will indicate the method it chooses to settle the conversion obligation relating to the principal amount of the notes surrendered for conversion if it has not delivered a principal conversion settlement election prior to such time. If CTS elects to settle the conversion obligation in cash or a combination of cash and common stock, it will specify the percentage of the principal amount of the notes surrendered for conversion and the excess conversion obligation relating to the notes surrendered for conversion that it will pay in cash. Any portion of CTS’ conversion obligation which it has not decided to settle in cash will be settled in shares of its common stock (except that it will pay cash in lieu of issuing any fractional shares). CTS will treat all holders converting on the same trading day in the same manner. CTS will not, however, have any obligation to settle the conversion obligation, except to the extent it has made a principal conversion settlement election, arising on different trading days in the same manner. That is, CTS may choose on one trading day to settle in common stock only and choose on another trading day to settle in cash or a combination of common stock and cash.

•	If CTS timely elects to pay cash for any portion of the conversion obligation, the holder may retract the conversion notice at any time during the two trading day period beginning on the trading day after the final day of the settlement notice period (the “conversion retraction period”); no such retraction can be made (and a conversion notice shall be irrevocable) if CTS does not elect to deliver cash in lieu of common stock (other than cash in lieu of fractional shares) or in connection with the making of a principal conversion settlement election.

•	Settlement of 100% in common stock of CTS’ conversion obligation will occur as soon as practicable after CTS notifies the holder that it has chosen this method of settlement. Settlement of any portion of CTS’ conversion obligation, including the principal amount and/or the excess conversion obligation, in cash or in a combination of cash and common stock, if the conversion notice has not been retracted, if applicable, will occur on the third trading day following the final day of the 20 trading day period beginning on the final trading day following the final day of the conversion retraction period or, if no retraction period is applicable, the final trading day following the settlement notice period (the “cash settlement averaging period”).

•	Settlement amounts will be computed as follows:

1.	If CTS elects to satisfy the entire conversion obligation, including principal amount and the excess conversion obligation, in shares of common stock (other than with respect to fractional shares), it will deliver to the holder, for each $1,000 original principal amount of notes, a number of shares of common stock equal to the applicable conversion rate.

2.	If CTS elects to satisfy the entire conversion obligation, including principal amount and the excess conversion obligation, in cash, it will deliver to the holder, for each $1,000 original principal amount of notes, cash in an amount equal to the product of: (a) the applicable conversion rate, multiplied by (b) the arithmetic average of the closing sale prices of CTS’ common stock during the cash settlement averaging period.

3.	If CTS elects to satisfy the conversion obligation, including principal amount and the excess conversion obligation, in a combination of cash and common stock, it will deliver to the holder, for each $1,000 original principal amount of notes:

(a)	a cash amount (the “cash amount”) (excluding any cash paid for fractional shares) equal to the sum of:

•	the product of (i) $1,000 multiplied by (ii) the percentage of such principal amount to be satisfied in cash; plus

•	if greater than zero, the product of (i) the amount of cash that would be paid pursuant to paragraph 2 above minus $1,000, multiplied by (ii) the percentage of the excess conversion obligation to be satisfied in cash;

          and

(b)	a number of shares of common stock equal to the difference between:

•	the number of shares that would be issued pursuant to paragraph number 1 above; minus

•	the number of shares equal to the quotient of (i) the cash amount divided by (ii) the arithmetic average of the closing sale prices of CTS’ common stock during the cash settlement averaging period.

     Conversion During 30 Trading Days Prior to Maturity. If CTS receives a holder’s conversion notice after the “final notice date,” the following procedure will apply:

•	Settlement of CTS’ conversion obligation relating to the principal amount of the notes will be according to the principal conversion settlement election, if any, it will have already made.

•	CTS will notify the holder through the trustee of the method it chooses to settle its conversion obligation or, if CTS has made a principal conversion settlement election, the excess of its conversion obligation relating to the amount of the conversion value in the same manner as set forth above under “— Settlement Upon Conversion — Conversion On or Prior to 31 Trading Days Prior to Maturity,” except that CTS will settle all of its conversion obligations arising during the 30 trading days in the same manner.

•	A holder cannot retract such holder’s conversion notice if CTS elects to pay cash for any portion of the conversion obligation.

•	Settlement of 100% in common stock of CTS’ conversion obligation of the principal amount and the excess conversion obligation will occur as soon as practicable after CTS notifies the holder that it has chosen this method of settlement. Settlement of any portion of CTS’ conversion obligation, including the principal amount or the excess conversion obligation, in cash or in a combination of common stock and cash will occur on the third trading day following the final day of the cash settlement averaging period described in the next bullet point.

•	The settlement amount will be computed in the same manner as set forth above under “— Settlement Upon Conversion — Conversion On or Prior to 31 Trading Days Prior to Maturity,” except that the “cash settlement averaging period” will be the 20 trading day period beginning on the date that is the 23rd trading day prior to the maturity date.

•	The settlement amount will be computed in the same manner as set forth above under “— Settlement Upon Conversion — Conversion On or Prior to 31 Trading Days Prior to Maturity.”

     Additional Provisions. If any trading day during a cash settlement averaging period is not an undisrupted trading day, then determination of the price for that day will be delayed until the next undisrupted trading day on which a pricing is not otherwise observed; that is, such day will not count as one of the 20 trading days that constitute the cash settlement averaging period. If this would result in a price being observed later than the eighth trading day after the last of the original 20 trading days in the cash settlement averaging period, then CTS will determine all prices for all delayed and undetermined prices on that eighth trading day based on its good faith estimate of its common stock’s value on that date.

     An “undisrupted trading day” means a trading day on which CTS’ common stock does not experience any of the following during the one hour period ending at the conclusion of the regular trading day:

•	any suspension of or limitation imposed on the trading of CTS’ common stock on any national or regional securities exchange or association or over-the-counter market;

•	any event (other than an event listed in the third bullet below) that disrupts or impairs the ability of market participants in general to (i) effect transactions in or obtain market values for CTS’ common stock on any relevant national or regional securities exchange or association or over-the-counter market or (ii) effect transactions in or obtain market values for futures or options contracts relating to the common stock on any relevant national or regional securities exchange or association or over-the-counter market; or

•	any relevant national or regional securities exchange or association or over-the-counter market on which CTS’ common stock trades closes on any exchange trading day prior to its scheduled closing time unless such earlier closing time is announced by the exchange at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on such exchange and (ii) the submission deadline for orders to be entered into the exchange for execution on such trading day, if, in the case of the first and second bullet point above, CTS determines that the effect of such suspension, limitation, disruption or impairment is material.

     Conversion Rate Adjustments

     CTS will adjust the conversion rate if any of the following events occur:

     1. CTS issues shares of its common stock as a dividend or distribution to all or substantially all holders of its common stock;

     2. CTS subdivides, combines or reclassifies its common stock;

     3. CTS issues to all or substantially all holders of its common stock certain rights or warrants to purchase its common stock, or securities convertible into or exchangeable or exercisable for its common stock, for a period expiring within 60 days, at less than the closing sale price of its common stock on the business day immediately preceding the date of the announcement of such issuance, provided that the conversion rate will be readjusted to the extent that such rights or warrants are not exercised prior to the expiration;

     4. CTS distributes to all or substantially all holders of its common stock shares of its capital stock or evidences of its indebtedness or assets, including securities, but excluding:

•	dividends or distributions referred to in 1 above;

•	rights or warrants referred to in 3 above;

•	dividends and distributions in connection with a reclassification, change, consolidation, merger, combination, sale or conveyance resulting in a change in the conversion consideration pursuant to the next succeeding paragraph; and

•	cash dividends or distributions referred to in 6 below;

     5. CTS distributes to all or substantially all holders of its common stock shares of capital stock of one of its subsidiaries, with such adjustment, if any, based on the market value of the subsidiary capital stock so distributed relative to the market value of its common stock, in each case over a measurement period following the distribution;

     6. CTS distributes cash to all or substantially all holders of its common stock, including any quarterly cash dividends, other than regular quarterly dividends not in excess of $0.03 per share of common stock (the “dividend threshold amount”; the dividend threshold amount is subject to adjustment on an inversely proportional basis whenever the conversion rate is adjusted, provided that no adjustment will be made to the dividend threshold amount for any adjustment made to the conversion rate pursuant to this paragraph number 6); or

     7. CTS or one of its subsidiaries makes purchases of CTS’ common stock pursuant to a tender offer or exchange offer for CTS’ common stock to the extent that the per share consideration paid in such offer exceeds the average of the daily closing sale prices of CTS’ common stock for the ten trading days prior to the expiration of such offer.

     To the extent CTS has a rights plan in effect upon conversion of the notes into common stock, such as CTS’ current rights plan, the holder will receive (except to the extent CTS settles its conversion obligations in cash), in addition to the common stock, the rights under the rights plan unless the rights have separated from the common stock prior to the time of conversion, in which case the conversion rate will be adjusted at the time of separation as if CTS made a distribution referred to in 4 above.

     In the event of any:

•	reclassification or change of CTS’ common stock;

•	consolidation, merger or binding share exchange involving CTS; or

•	sale or conveyance to another person or entity of all or substantially all of CTS’ property or assets in which holders of CTS’ common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, upon conversion of a noteholder’s notes, such noteholder will be entitled to receive the same type of consideration which such noteholder would have been entitled to receive if such noteholder had converted the notes into CTS’ common stock immediately prior to any of these events.

     To the extent permitted by law, CTS may, from time to time, increase the conversion rate for a period of at least 20 days if its board of directors determines that this increase would be in CTS’ best interests. Any such determination by CTS’ board will be conclusive. CTS will give holders at least 15 days’ notice of any increase in the conversion rate. In addition, CTS may increase the conversion rate if its board of directors deems it advisable to avoid or diminish any income tax to holders of common stock resulting from any distribution of common stock, rights or warrants referred to above, or similar event.

     CTS will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least one percent in the conversion rate. However, any adjustments which are not required to be made because they would have required an increase or decrease of less than one percent will be carried forward and taken into account in any subsequent adjustment or in connection with any conversion of the notes following a call for redemption or at maturity, as applicable. Except as described above in this section, CTS will not adjust the conversion rate for any issuance of its common stock or any securities convertible into or exchangeable or exercisable for its common stock or rights to purchase its common stock or such convertible, exchangeable or exercisable securities.

     A holder may, in some circumstances, including the distribution of cash dividends to stockholders, be deemed to have received a distribution or dividend subject to United States federal income tax as a result of an adjustment or the nonoccurrence of an adjustment to the conversion rate. See “Certain U.S. Federal Income Tax Considerations — U.S. Holders — Constructive Distributions” and “Certain U.S. Federal Income Tax Considerations — Non-U.S. Holders — Constructive Distributions.”

Optional Redemption by CTS

     CTS may redeem for cash all or a portion of the notes at any time on or after May 1, 2009 at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest (including additional interest, if any) to, but not including, the redemption date.

     CTS will provide not less than 20 calendar days, nor more than 60 calendar days, notice mailed to each holder of the notes to be redeemed. When the redemption notice is given and funds deposited as required, interest will cease to accrue on and after the redemption date on the notes or portions of such notes called for redemption. If CTS decides to redeem fewer than all of the outstanding notes, the trustee will select the notes to be redeemed by lot, or on a pro rata basis or by another method the trustee considers fair and appropriate. If the trustee selects a portion of a holder’s notes for partial redemption and such holder converts a portion of its notes, the converted portion will be deemed to be from the portion selected for redemption.

Purchase of Notes at a Holder’s Option

     Holders have the right to require CTS to purchase all or a portion of their notes for cash on May 1, 2009, May 1, 2014 and May 1, 2019 (each, a “purchase date”). Any note purchased by CTS on a purchase date will be paid for in cash. CTS will be required to purchase any outstanding notes for which a holder delivers a written purchase notice to the paying agent. This notice must be delivered during the period beginning at any time from the opening of business on the date that is 22 business days prior to the relevant purchase date until the close of business on the date that is two business days prior to the purchase date. If the purchase notice is given and withdrawn prior to the relevant purchase date, CTS will not be obligated to purchase the related notes. Also, as described in the “Risk Factors” section of this prospectus under the caption “We may not have the funds necessary to purchase the notes upon a fundamental change or other purchase date and our ability to purchase the notes in such events may be limited,” CTS may not have funds sufficient to purchase notes when it is required to do so.

     The purchase price payable will be equal to 100% of the principal amount of the notes to be purchased plus accrued and unpaid interest (including additional interest, if any) to, but not including, the purchase date.

     On or before the 22nd business day prior to each purchase date, CTS will provide to the trustee, the paying agent and to all holders of the notes at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, a notice stating, among other things:

•	the purchase price;

•	the name and address of the paying agent and the conversion agent; and

•	the procedures that holders must follow to require CTS to purchase their notes.

     Simultaneously with providing such notice, CTS will publish a notice containing this information in a newspaper of general circulation in the City of New York or through such other public medium as it may use at that time, publish such information on its corporate web site and notify the trustee.

     A notice electing to require CTS to purchase a holder’s notes must state:

•	the relevant purchase date;

•	if certificated notes have been issued, the certificate numbers of the notes;

•	the portion of the principal amount at issuance of notes to be purchased, in integral multiples of $1,000; and

•	that the notes are to be purchased by CTS pursuant to the applicable provisions of the notes and the indenture.

If the notes are not in certificated form, a holder’s notice must comply with appropriate DTC procedures.

     No notes may be purchased at the option of holders if there has occurred and is continuing an event of default other than an event of default that is cured by the payment of the purchase price of the notes.

     A holder may withdraw any purchase notice in whole or in part by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the purchase date. The notice of withdrawal must state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes; and

•	the principal amount at issuance, if any, which remains subject to the purchase notice.

If the notes are not in certificated form, a holder’s notice must comply with appropriate DTC procedures.

     A holder must either effect book-entry transfer or deliver the notes, together with necessary endorsements, to the office of the paying agent after delivery of the purchase notice to receive payment of the purchase price. A holder will receive payment promptly following the later of the purchase date or the time of book-entry transfer or the delivery of the notes. If the paying agent holds money sufficient to pay the purchase price of the notes on the business day following the purchase date, then:

•	the notes will cease to be outstanding and interest (including additional interest, if any) will cease to accrue (whether or not book-entry transfer of the notes is made or whether or not the note is delivered to the paying agent); and

•	all other rights of the holder will terminate (other than the right to receive the purchase price upon delivery or transfer of the notes).

Purchase of Notes at a Holder’s Option Upon a Fundamental Change

     In the event of a fundamental change, a holder will have the right to require CTS to purchase for cash all or any part of the notes after the occurrence of a fundamental change at a purchase price equal to 100% of the principal amount and any accrued and unpaid interest (including additional interest, if any) up to, but not including, the fundamental change purchase date. Notes submitted for purchase must be $1,000 principal amount or an integral multiple thereof. See “Risk Factors — Risks Related to the Notes and the Common Stock into which the Notes are Convertible — We may not have the funds necessary to purchase the notes upon a fundamental change or other purchase date and our ability to purchase the notes in such events may be limited.”

     On or before the 20th calendar day after the occurrence of a fundamental change, CTS will provide to all holders of the notes and the trustee and paying agent a notice of the occurrence of the fundamental change and of the resulting purchase right. Such notice shall state, among other things:

•	the events causing a fundamental change;

•	the date of such fundamental change;

•	the last date on which a holder may exercise the repurchase right;

•	the repurchase price;

•	the repurchase date;

•	the name and address of the paying agent and the conversion agent;

•	the conversion rate and any adjustment to the conversion rate that will result from the fundamental change;

•	that notes with respect to which a repurchase notice is given by the holder may be converted, if otherwise convertible, only if the repurchase notice has been withdrawn in accordance with the terms of the indenture;

•	the procedures that holders must follow to exercise these rights.

     Simultaneously with providing such notice, CTS will publish a notice containing this information in a newspaper of general circulation in the City of New York or through such other public medium as it may use at that time, publish such information on its corporate web site and notify the trustee.

     To exercise the purchase right, a holder must deliver, on or before the 20th business day after the date of CTS’ notice of a fundamental change, subject to extension to comply with applicable law, the notes to be purchased, duly endorsed for transfer, together with a written purchase notice and the form entitled “Form of Fundamental Change Purchase Notice” on the reverse side of the notes duly completed, to the paying agent. The purchase notice must state:

•	the relevant purchase date;

•	if certificated notes have been issued, the certificate numbers of the notes;

•	the portion of the principal amount at issuance of notes to be purchased, in integral multiples of $1,000; and

•	that the notes are to be purchased by CTS pursuant to the applicable provisions of the notes and the indenture.

If the notes are not in certificated form, a holder’s purchase notice must comply with appropriate DTC procedures.

     A holder may withdraw any purchase notice (in whole or in part) by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the fundamental change purchase date (or such later date if required by applicable law). The notice of withdrawal shall state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes; and

•	the principal amount, if any, which remains subject to the purchase notice.

If the notes are not in certificated form, a holder’s notice of withdrawal must comply with appropriate DTC procedures.

     CTS will be required to purchase the notes no later than 35 business days after the date of its notice of the occurrence of the relevant fundamental change, subject to extension to comply with applicable law. A holder will receive payment of the fundamental change purchase price promptly following the later of the fundamental change purchase date or the time of book-entry transfer or the delivery of the notes. If the paying agent holds cash sufficient to pay the fundamental change purchase price of the notes on the business day following the fundamental change purchase date, then:

•	the notes will cease to be outstanding and interest (including additional interest, if any) will cease to accrue (whether or not book-entry transfer of the notes is made or whether or not the note is delivered to the paying agent); and

•	all other rights of the holder will terminate (other than the right to receive the fundamental change purchase price and any previously accrued and unpaid interest (including additional interest, if any) upon delivery or transfer of the notes).

     A fundamental change will be deemed to have occurred if any of the following occurs:

•	any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 of the Exchange Act, except that a person shall be deemed to have beneficial ownership of all shares that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of CTS’ total outstanding voting stock;

•	during any period of two consecutive years, individuals who at the beginning of such period constituted CTS’ board of directors (together with any new directors whose election to such board or whose nomination for election by CTS’ stockholders was approved by a vote of at least 66 2/3% of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of such board of directors then in office;

•	CTS consolidates with or merges with or into any person or conveys, transfers, sells, or otherwise disposes of or leases all or substantially all of its assets to any person, or any corporation consolidates with or merges into or with CTS, in any such event pursuant to a transaction in which CTS’ outstanding voting stock is changed into or exchanged for cash, securities or other property, other than any such transaction where CTS’ outstanding voting stock is not changed or exchanged at all (except to the extent necessary to reflect a change in CTS’ jurisdiction of incorporation), or where (A) CTS’ outstanding voting stock is changed into or exchanged for cash, securities and other property (other than equity interests of the surviving corporation) and (B) if CTS’ stockholders immediately before such transaction own, directly or indirectly, immediately following such transaction, more than 50% of the total outstanding voting stock of the surviving corporation;

•	CTS is liquidated or dissolved or adopts a plan of liquidation or dissolution other than in a transaction which complies with the provisions described below under “— Consolidation, Merger and Sale of Assets”; or

•	CTS’ common stock ceases to be traded on a U.S. national securities exchange or quoted on the Nasdaq National Market or traded on an automated over-the-counter trading market in the United States.

     However, notwithstanding the foregoing, a fundamental change will not be deemed to have occurred if either:

1.	the closing sales price of CTS’ common stock for each of at least five trading days within:

•	the period of ten consecutive trading days immediately after the later of the fundamental change or the public announcement of the fundamental change, in the case of a fundamental change resulting solely from a fundamental change under the first bullet point above; or

•	the period of ten consecutive trading days immediately preceding the fundamental change, in the case of a fundamental change under the second, third and fourth bullet points above;

is at least equal to 105% of the quotient where the numerator is the principal amount of a note and the denominator is the conversion rate in effect on each of those five trading days; or

2.	in the case of a merger or consolidation described in the third bullet point above, at least 95% of the consideration, excluding cash payments for fractional shares and cash payments pursuant to dissenters’ approval rights, in the merger or consolidation constituting the fundamental change, consists of common stock traded on a U.S. national securities exchange or quoted on the Nasdaq National Market (or which will be so traded or quoted when issued or exchanged in connection with such fundamental change) and as a result of such transaction or transactions the notes become convertible solely into such common stock, excluding cash payments for fractional shares.

     For purposes of this fundamental change definition, “voting stock” means stock of the class or classes pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of a corporation (irrespective of whether or not at the time stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

     The definition of fundamental change includes a phrase relating to the conveyance, transfer, sale, lease or other disposition of “all or substantially all” of CTS’ assets. There is no precise, established definition of the phrase “substantially all” under the laws of the State of New York, which governs the indenture and the notes, or under the laws of the State of Indiana, CTS’ state of incorporation. Accordingly, a holder’s ability to require CTS to repurchase its notes as a result of a conveyance, transfer, sale, lease or other disposition of less than all of CTS’ assets may be uncertain. See “Risk Factors — Risks Related to the Notes and the Common Stock into which the Notes are Convertible — We may not have the funds necessary to purchase the notes upon a fundamental change or other purchase date and our ability to purchase the notes in such events may be limited.”

     Pursuant to the indenture, in connection with a fundamental change purchase, CTS will comply with all applicable federal and state securities laws in connection with any offer by CTS to purchase the notes upon a fundamental change.

     This fundamental change purchase feature may make more difficult or discourage a takeover of CTS and the removal of incumbent management. However, CTS is not aware of any specific effort to accumulate shares of its capital stock with the intent to obtain control of it by means of a merger, tender offer, solicitation or otherwise. In addition, the fundamental change purchase feature is not part of a plan by management to adopt a series of anti- takeover provisions. Instead, the fundamental change purchase feature is a result of negotiations between CTS and the initial purchaser.

     CTS could, in the future, enter into certain transactions, including recapitalizations, that would not constitute a fundamental change but would increase the amount of debt outstanding or otherwise adversely affect a holder. Neither CTS nor its subsidiaries are prohibited under the indenture from incurring additional debt. The incurrence of significant amounts of additional debt could adversely affect CTS’ ability to service its debt, including the notes, and satisfy its obligation to repurchase the notes upon a fundamental change. See “Risk Factors — Risks Related to the Notes and the Common Stock into which the Notes are Convertible — There are no covenants in the indenture for the notes restricting our ability or the ability of our subsidiaries to incur future indebtedness.”

     CTS’ ability to repurchase notes upon the occurrence of a fundamental change is subject to important limitations. If a fundamental change were to occur, CTS may not have sufficient funds, or be able to arrange financing, to pay the fundamental change purchase price for the notes tendered by holders. In addition, CTS may in the future incur debt that has similar fundamental change provisions that permit holders of such debt to accelerate or require CTS to purchase such debt upon the occurrence of events similar to a fundamental change. Any failure by CTS to repurchase the notes when required following a fundamental change would result in an event of default under the indenture. Any such default may, in turn, cause a default under CTS’ other debt. In addition, CTS’ ability to repurchase notes for cash may be limited by restrictions on its ability to obtain funds for such repurchase through dividends from its subsidiaries and/or other provisions in agreements governing its other debt and that of its subsidiaries.

     The Company will not be required to make an offer to purchase the notes upon a fundamental change if a third party (1) makes an offer to purchase the notes in the manner, at the times and otherwise in compliance with the requirements applicable to an offer made by the Company to purchase notes upon a fundamental change and (2) purchases all of the notes validly delivered and not withdrawn under such offer to purchase notes.

Consolidation, Merger and Sales of Assets

     The indenture provides that CTS may not consolidate with or merge into any other person or convey, transfer, sell, lease or otherwise dispose of all or substantially all of its properties and assets to another person unless, among other things:

•	the resulting, surviving or transferee person is organized and existing under the laws of the United States, any state thereof or the District of Columbia;

•	such person assumes all of CTS’ obligations under the notes and the indenture under a supplemental indenture in a form reasonably satisfactory to the trustee;

•	no event of default exists under the indenture and is continuing immediately before and after giving effect to such transaction; and

•	if a supplemental indenture is to be executed in connection with such consolidation, merger or disposition, CTS has delivered to the trustee an officers’ certificate and an opinion of counsel with respect thereto as provided for in the indenture.

     Upon any such consolidation, merger or disposition in accordance with the foregoing, the successor corporation formed by such consolidation or share exchange or into which CTS is merged or which such person formed by such consolidation or share exchange or to which such conveyance, sale, lease, transfer or other disposition is made will succeed to, and be substituted for, and may exercise CTS’ right and power, under the indenture with the same effect as if such successor had been named as CTS in the indenture, and thereafter (except in the case of a lease) the predecessor corporation will be relieved of all further obligations and covenants under the indenture, the notes and the registration rights agreement.

     This covenant includes a phrase relating to the conveyance, transfer, sale, lease or other disposition of “all or substantially all” of CTS’ assets. There is no precise, established definition of the phrase “substantially all” under the laws of the State of New York, which governs the indenture and the notes, or under the laws of the State of Indiana, CTS’ state of incorporation. Accordingly, the effectiveness of this covenant in the event of a conveyance, transfer, sale, lease or other disposition of less than all of CTS’ assets may be uncertain.

     An assumption by any person of CTS’ obligations under the notes and the indenture might be deemed for U.S. federal income tax purposes to be an exchange of the notes for new notes by the holders thereof, resulting in recognition of gain or loss for such purposes and possibly other adverse tax consequences to the holders. Holders should consult their own tax advisors regarding the tax consequences of such an assumption.

Events of Default

     Each of the following constitutes an event of default under the indenture:

•	the failure by CTS to pay the principal of (or premium, if any, on) any note when due and payable;

•	the failure by CTS to pay any accrued unpaid interest (including additional interest, if any) on the notes when due and payable, and if such default continues for a period of 30 days;

•	the failure by CTS to convert notes into shares of common stock (or cash or a combination of cash and common stock if CTS elects) upon exercise of a holder’s conversion right in accordance with the terms of the indenture;

•	the failure by CTS to redeem notes after it has exercised its redemption option;

•	the failure by CTS to provide notice in the event of a fundamental change when required by the indenture;

•	the failure by CTS to purchase all or any part of the notes in accordance with the provisions of “— Purchase of Notes at a Holder’s Option” or “— Purchase of Notes at a Holder’s Option Upon a Fundamental Change”;

•	the failure by CTS to perform or observe any other term, covenant or agreement contained in the notes or the indenture for a period of 60 calendar days after written notice of such failure has been given to CTS by the trustee or to CTS and the trustee by the holders of at least 25% in aggregate principal amount of the notes then outstanding;

•	the default by CTS or any of its subsidiaries under any credit agreement, mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness of CTS or any of its subsidiaries for money borrowed whether such indebtedness now exists, or is created after the date of the indenture, which default:

•	involves the failure to pay the principal of or any premium or interest on indebtedness when such indebtedness becomes due and payable at the stated maturity thereof, and such default continues after any applicable grace period, or

•	results in the acceleration of such indebtedness prior to its stated maturity, and in each case, the principal amount of any such indebtedness, together with the principal amount of any other such indebtedness so unpaid at its stated maturity or the stated maturity of which has been so accelerated, aggregates $5.0 million or more;

•	there is a failure by CTS or any of its subsidiaries to pay final judgments not covered by insurance aggregating in excess of $5.0 million, which judgments are not paid, discharged or stayed for a period of 60 calendar days; and

•	certain events of bankruptcy, insolvency, liquidation or similar reorganization with respect to CTS or any significant subsidiary of CTS.

     Pursuant to the indenture, the trustee shall, within 90 calendar days of the occurrence of a default known to the trustee (or within 15 calendar days after it is known to the trustee, if later), give to the registered holders of the notes notice of all uncured defaults known to it, but the trustee shall be protected in withholding such notice if it, in good faith, determines that the withholding of such notice is in the best interest of such registered holders, except in the case of a default under the first, second, fourth or fifth bullets above.

     If certain events of default specified in the last bullet point above shall occur with respect to CTS and be continuing, then automatically the principal amount of the notes plus accrued and unpaid interest (including additional interest, if any) through such date shall become immediately due and payable. If any other event of default shall occur and be continuing (the default not having been cured or waived as provided below under “— Modification and Waiver”), the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding may declare the notes due and payable at the principal amount of the notes plus accrued and unpaid interest (including additional interest, if any), and thereupon the trustee may, at its discretion, proceed to protect and enforce the rights of the holders of notes by appropriate judicial proceedings. Such declaration accelerating the notes and the amounts due thereunder may be rescinded or annulled with the written consent of the holders of a majority in aggregate principal amount of the notes then outstanding upon the conditions provided in the indenture.

     The indenture contains a provision entitling the trustee, subject to the duty of the trustee during default to act with the required standard of care, to be indemnified by the holders of notes before proceeding to exercise any right or power under the indenture at the request of such holders. The indenture provides that the holders of a majority in aggregate principal amount of the notes then outstanding, through their written consent, may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred upon the trustee.

     Except with respect to a default in the payment of the principal of, premium, if any, or any accrued and unpaid interest (including additional interest, if any) on any note, redemption price or fundamental change purchase price of any note, or in respect of a failure to convert any note into common stock (or cash or a combination of cash and common stock) as required, or in respect of a covenant or provision which under the indenture cannot be modified or amended without the consent of the holder of each note outstanding, the holders of not less than a majority in aggregate principal amount of the notes outstanding may on behalf of the holders of all the notes waive any past default under the indenture and rescind any acceleration with respect to the notes and its consequences if (1) rescission would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing events of default, other than the nonpayment of the principal of and interest (including additional interest, if any) on the notes that have become due solely by such declaration of acceleration, have been cured or waived.

     CTS will be required to furnish annually to the trustee a statement as to the fulfillment of its obligations under the indenture and as to any default in the performance of such obligations.

Modification and Waiver

     Changes Requiring Approval of Each Affected Holder

     The indenture (including the terms and conditions of the notes) cannot be modified or amended without the written consent or the affirmative vote of the holder of each note affected by such change (in addition to the written consent or the affirmative vote of the holders of at least a majority in aggregate principal amount of the notes at the time outstanding) to:

•	change the maturity of any note or the payment date of any installment of interest or additional interest, if any, payable on any notes;

•	reduce the principal amount, redemption price or purchase price of, or interest (including additional interest, if any) on, any note;

•	change the currency of payment of principal, redemption price or purchase price of, or interest (including additional interest, if any) on, any note;

•	impair or adversely affect the manner of calculation or rate of accrual of interest (including additional interest, if any) on any note;

•	impair the right to institute suit for the enforcement of any payment on or with respect to, or conversion of, any note;

•	modify CTS’ obligation to maintain a paying agent in New York City;

•	impair or adversely affect the conversion rights or purchase rights of any holders of notes;

•	modify the redemption provisions of the indenture in a manner adverse to the holders of notes;

•	modify the subordination provisions in a manner adverse to the holders of notes;

•	reduce the percentage in aggregate principal amount of notes outstanding necessary to modify or amend the indenture; or

•	reduce the percentage in aggregate principal amount of notes outstanding necessary to waive past defaults.

     Changes Requiring Majority Approval

     The indenture (including the terms and conditions of the notes) may be modified or amended, subject to the provisions described above, with the written consent of the holders of at least a majority in aggregate principal amount of the notes at the time outstanding.

     Changes Requiring No Approval

     The indenture (including the terms and conditions of the notes) may be modified or amended by CTS and the trustee, without the consent of the holder of any note, to, among other things:

•	add to CTS’ covenants for the benefit of the holders of notes;

•	surrender any right or power conferred upon CTS;

•	provide for conversion rights of holders of notes if any reclassification or change of CTS’ common stock or any consolidation, merger or sale of all or substantially all of CTS’ assets occurs;

•	provide for the assumption of CTS’ obligations to the holders of notes in the case of a merger, consolidation, conveyance, transfer, sale, lease or other disposition;

•	increase the conversion rate, provided that the increase will not adversely affect the interests of the holders of notes;

•	require CTS to settle its conversion obligation in cash with respect to the principal amount of notes surrendered for conversion if a principal conversion settlement election has been made;

•	comply with the requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939, as amended;

•	make any changes or modifications necessary in connection with the registration of the notes under the Securities Act of 1933, as amended, as contemplated in the registration rights agreement; provided that such change or modification does not, in the good faith opinion of CTS’ board of directors, adversely affect the interests of the holders of notes in any material respect;

•	evidence and provide the acceptance of the appointment of a successor trustee under the indenture;

•	add guarantees with respect to the notes or secure the notes;

•	cure any ambiguity or correct or supplement any inconsistent or otherwise defective provision contained in the indenture or make any other provision with respect to matters or questions arising under the indenture which CTS may deem necessary or desirable and which shall not be inconsistent with provisions of the indenture; provided that such modification or amendment does not, in the good faith opinion of CTS’ board of directors, adversely affect the interests of the holders of notes in any material respect;

•	evidence the succession of another person to CTS upon the notes, and the assumption by any such successor of the covenants of CTS under the indenture and in the notes, in each case in compliance with the provisions of the indenture; or

•	add or modify any other provisions with respect to matters or questions arising under the indenture which CTS and the trustee may deem necessary or desirable and which will not adversely affect the interests of the holders of notes.

     Waiver

     The holders of a majority in aggregate principal amount of the notes outstanding may waive compliance with certain provisions of the indenture relating to the notes, unless (1) CTS fails to pay principal or interest (including additional interest, if any) on any note when due, (2) CTS fails to convert any note into common stock (or cash or a combination of cash and common stock) as required by the indenture, or (3) CTS fails to comply with any of the provisions of the indenture that would require the consent of the holder of each outstanding note.

     Any notes held by CTS or by any person directly or indirectly controlling or controlled by or under direct or indirect common control with CTS shall be disregarded (from both the numerator and denominator) for purposes of determining whether the holders of a majority in aggregate principal amount of the outstanding notes have consented to a modification, amendment or waiver of the terms of the indenture.

Form, Denomination and Registration

     Denomination and Registration

     The notes were issued in fully registered form, without coupons, in denominations of $1,000 principal amount at issuance and integral multiples thereof.

     Global Notes

     Notes are evidenced by one or more global notes deposited with the trustee as custodian for DTC, and registered in the name of Cede & Co. as DTC’s nominee.

     Record ownership of the global notes may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee, except as set forth below. A holder may hold its interests in the global notes directly through DTC if such holder is a participant in DTC, or indirectly through organizations which are direct DTC participants if such holder is not a participant in DTC. Transfers between direct DTC participants will be effected in the ordinary way in accordance with DTC’s rules and will be settled in same-day funds. Holders may also beneficially own interests in the global notes held by DTC through certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a direct DTC participant, either directly or indirectly.

     So long as Cede & Co., as nominee of DTC, is the registered owner of the global notes, Cede & Co. for all purposes will be considered the sole holder of the global notes. Except as provided below, owners of beneficial interests in the global notes:

•	will not be entitled to have certificates registered in their names;

•	will not receive or be entitled to receive physical delivery of certificates in definitive form; and

•	will not be considered holders of the global notes.

     The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability of an owner of a beneficial interest in a global security to transfer the beneficial interest in the global security to such persons may be limited.

     CTS will wire, through the facilities of the trustee, payments of principal and accrued interest (including additional interest, if any) on the global notes to Cede & Co., the nominee of DTC, as the registered owner of the global notes. None of CTS, the trustee or any paying agent will have any responsibility or be liable for paying amounts due on the global notes to owners of beneficial interests in the global notes.

     It is DTC’s current practice, upon receipt of any payment of principal and accrued interest (including additional interest, if any) on the global notes, to credit participants’ accounts on the payment date in amounts proportionate to their respective beneficial interests in the notes represented by the global notes, as shown on the records of DTC, unless DTC believes that it will not receive payment on the payment date. Payments by DTC participants to owners of beneficial interests in notes represented by the global notes held through DTC participants will be the responsibility of DTC participants, as is now the case with securities held for the accounts of customers registered in “street name.”

     If a holder would like to convert its notes pursuant to the terms of the notes, the holder should contact its broker or other direct or indirect DTC participant to obtain information on procedures, including proper forms and cut-off times, for submitting those requests.

     Because DTC can only act on behalf of DTC participants, who in turn act on behalf of indirect DTC participants and other banks, a holder’s ability to pledge its interest in the notes represented by global notes to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate.

     DTC has advised CTS that it will take any action permitted to be taken by a holder of notes, including, without limitation, the presentation of notes for conversion as described below, only at the direction of one or more direct DTC participants to whose account with DTC interests in the global notes are credited and only for the principal amount of the notes for which directions have been given.

     DTC has advised CTS that DTC is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

     DTC was created to hold securities for DTC participants and to facilitate the clearance and settlement of securities transactions between DTC participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical movement of certificates. DTC participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations, such as the initial purchaser of the notes. Certain DTC participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a participant, either directly or indirectly.

     Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global notes among DTC participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If (a) DTC is at any time unwilling or unable to continue as depositary or if at any time ceases to be a “clearing agency” registered under the Exchange Act and a successor depositary is not appointed by CTS within 90 days or (b) an event of default under the indenture occurs and is continuing and the registrar has received a request from DTC that the notes be issued in definitive registered form, CTS will cause the notes to be issued in definitive registered form in exchange for the global notes. None of CTS, the trustee or any of their respective agents will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to or payments made on account of beneficial ownership interests in global notes.

     According to DTC, the foregoing information with respect to DTC has been provided to its participants and other members of the financial community for information purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

     Transfer and Exchange

     A holder may transfer or exchange the notes only in accordance with the indenture. No service charge will be made for any registration of transfer or exchange of notes, but CTS may require payment of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection therewith. CTS is not required to transfer or exchange any note in respect of which a fundamental change purchase notice has been given and not withdrawn by the holder thereof.

     Satisfaction and Discharge

     CTS may satisfy and discharge its obligations under the indenture by delivering to the trustee for cancellation all outstanding notes or by depositing with the paying agent or the conversion agent, as the case may be, after the notes have become due and payable, whether at maturity, any redemption date, any purchase date, or upon conversion or otherwise, cash or common stock (as applicable under the terms of the indenture) sufficient to pay all of the outstanding notes and paying all other sums payable under the indenture. Such discharge is subject to terms contained in the indenture.

Governing Law

     The indenture and the notes are governed by, and construed in accordance with, the laws of the State of New York.

Trustee, Transfer Agent and Registrar

     Wells Fargo Bank, N.A., as trustee, is the paying agent, conversion agent, registrar and custodian with regard to the notes. Wells Fargo Bank, N.A. or its affiliates may from time to time in the future provide banking and other services to CTS in exchange for a fee.

     National City Bank is the transfer agent and registrar for CTS’ common stock.

Calculations in Respect of Notes

     Except as otherwise provided herein, CTS or its agents will be responsible for making all calculations called for under the notes. These calculations include, but are not limited to, determination of the market price of the common stock. CTS or its agents will make all these calculations in good faith and, absent manifest error, their calculations will be final and binding on holders of notes. CTS or its agents will provide a schedule of these calculations to the trustee, and the trustee is entitled to conclusively rely upon the accuracy of these calculations without independent verification.

Repurchase and Cancellation of Notes

     CTS and its subsidiaries may, to the extent permitted by law, repurchase notes in the open market or by tender offer at any price or by private agreement. Any notes purchased by CTS or its subsidiaries may not be reissued or resold and must be surrendered to the trustee for cancellation.

     All notes surrendered for payment, redemption, registration of transfer or exchange or conversion shall, if surrendered to any person other than the trustee, be delivered to the trustee. All notes delivered to the trustee shall be cancelled promptly by the trustee. No notes shall be authenticated in exchange for any notes cancelled as provided in the indenture.

Replacement of Notes

     CTS will replace mutilated, destroyed, stolen or lost notes at the expense of the holder upon delivery to the trustee of the mutilated notes, or evidence of the loss, theft or destruction of the notes satisfactory to CTS and the trustee. In the case of a lost, stolen or destroyed note, indemnity satisfactory to the trustee and CTS may be required at the expense of the holder of such note before a replacement note will be issued.

DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock is comprised of 100.0 million shares, consisting of 75.0 million shares of common stock, no par value, and 25.0 million shares of preferred stock, no par value. As of June 27, 2004, there were 36,071,688 shares of common stock and no shares of preferred stock outstanding. As of such date, there were approximately 1,495 holders of record of our common stock. As of June 27, 2004, there were outstanding options to purchase an aggregate of 1,706,475 shares of our common stock at a weighted average price of $16.84 per share, of which options for approximately 735,000 shares were exercisable. Approximately 8,101,375 shares of common stock are reserved for issuance pursuant to stock option, stock purchase and incentive plans, including the shares subject to the outstanding options and restricted stock unit awards.

Common Stock

     CTS common stock is traded on the New York Stock Exchange under the symbol “CTS.” The registrar and transfer agent is National City Bank. The holders of our common stock are entitled to one vote for each share of common stock held of record on all matters submitted to a vote of our shareholders. Common shareholders have no conversion, preemptive, subscription or redemption rights. All outstanding shares of our common stock are duly authorized, validly issued, fully paid and nonassessable.

     Upon satisfaction of our obligations to preferred shareholders, the common shareholders may receive dividends when declared by the board of directors. If we liquidate, dissolve or wind-up our business, holders of our common stock will share equally in the assets remaining after we pay all of our creditors and satisfy all our obligations to preferred shareholders.

Preferred Stock

     Our board of directors can, without approval of shareholders, issue one or more series of preferred stock. The board can determine the number of shares of each series and the rights, preferences and limitations of each series, including dividend rights, voting rights, conversion rights, redemption rights and any liquidation preferences and the terms and conditions of issue. In some cases, the issuance of preferred stock could delay, defer or prevent a change in control of CTS and make it harder to remove present management, without further action by our shareholders. Under some circumstances, preferred stock could also decrease the amount of earnings and assets available for distribution to holders of our common stock if we liquidate or dissolve and could also restrict or limit dividend payments to holders of our common stock.

     Our board of directors has designated 750,000 shares of Series A Junior Participating Preferred Stock for potential issuance in connection with our rights agreement described below. We have not issued any shares of preferred stock to date, and we do not plan to issue any shares of preferred stock other than pursuant to the rights agreement described below.

     Each share of Series A Junior Participating Preferred Stock, when issued, will be non-redeemable and entitled to cumulative dividends and will rank junior to any series of preferred stock senior to it. In connection with the declaration of a dividend on our common stock, a preferential dividend will be payable on the Series A Junior Participating Preferred Stock in an amount equal to the greater of:

•	$1.00 per share; and

•	an amount equal to 100 times the dividend declared on the common stock, subject to adjustment in certain circumstances.

     Subject to customary anti-dilution provisions, in the event of liquidation, the holders of the Series A Junior Participating Preferred Stock will be entitled to a preferential liquidation payment equal to the greater of (a) 100 times the then applicable Purchase Price for the Rights plus accrued and unpaid dividends thereon and (b) an amount equal to 100 times the liquidation payment made on the common stock, if any.

Indiana Business Corporation Law, Rights Agreement and the Articles of Incorporation and Bylaws

     General

     In general, our articles of incorporation and bylaws provide that:

•	the board of directors fixes the number of directors within a specified range (we currently have nine directors);

•	the existing directors will fill any vacancy or newly created directorship with a new director; and

•	only the chairman of the board, the board of directors or the president may call a meeting of the board of directors.

     We are an Indiana corporation, and we are subject to the Indiana Business Corporation Law. Under the laws of Indiana, the articles of incorporation generally can be amended only with the approval of our board of directors and our shareholders. Our bylaws provide that the articles of incorporation cannot be amended without the approval of a majority of our board of directors.

     Provisions of the Indiana Business Corporation Law, our articles of incorporation, bylaws and the Rights Agreement described below may discourage or make more difficult the acquisition of control of CTS through a tender offer, open market purchase, proxy contest or otherwise. These provisions are intended to discourage or may have the effect of discouraging certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of CTS first to negotiate with us. Our management believes that the foregoing measures, many of which are substantially similar to the takeover-related measures in effect for many other publicly-held companies, provide benefits by enhancing our ability to negotiate with a person making an unfriendly or unsolicited proposal to take over or restructure CTS. We believe that these benefits outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

     Provisions of the Indiana Business Corporation Law, in addition to provisions of our articles of incorporation, bylaws and rights agreement, address corporate governance issues, including the rights of shareholders. Some of these provisions could hinder management changes while others could have anti-takeover effect. We have summarized the key provisions below.

     Rights Agreement

     On August 28, 1998, our board of directors declared a dividend distribution of one right for each share of our common stock outstanding on September 10, 1998, and directed the issuance of one right for each share of common stock we issue or deliver prior to the occurrence of certain events. Each right entitles the registered holder to purchase from us one one-hundredth of a share of our Series A Junior Participating Preferred Stock at a purchase price of $125.00 per right, subject to adjustment in certain circumstances. The description and terms of the rights are set forth in the rights agreement, dated as of August 28, 1998, as amended, that we entered into with State Street Bank and Trust Company, as rights agent.

     Under the rights agreement, the rights currently trade together with our common stock and are not exercisable. In the absence of further action by our board of directors, the rights generally would become exercisable and allow the holder to acquire shares of our common stock at a discounted price if a person or group acquires 15% or more of our outstanding common stock. Rights held by persons that exceed the 15% threshold will be void. Under certain circumstances, the rights will entitle the holder to buy shares in an acquiring entity at a discounted price.

     The rights agreement also includes an exchange option. In general, after the rights become exercisable, our board of directors may, at its option, effect an exchange of part or all of the rights (other than rights that have become void) for shares of our common stock. Under this option, we would issue one share of our common stock for each right, subject to adjustment in certain circumstances.

     Our board of directors may, at its option, redeem all of the rights for $.01 per right, generally at any time prior to the rights becoming exercisable. The rights will expire on August 27, 2008, unless earlier redeemed, exchanged or amended by our board of directors.

     The rights will cause substantial dilution to any person or group that attempts to acquire us without the approval of our board of directors. As a result, the overall effect of the rights may be to render more difficult or discourage any attempt to acquire us, even if such acquisition may be favorable to the interests of us and our stockholders. It is possible that these provisions may discourage others from making a tender offer for or acquisitions of substantial amounts of our common stock, or may delay or hinder changes in control of management. Because our board of directors can redeem the rights or approve certain offers, the rights should not interfere with a merger or other business combination approved by our board of directors.

     Bylaw Provisions

     The Indiana Business Corporation Law permits the board of directors to issue rights, options or warrants for the purchase of shares or other securities of a corporation or any successor in interest. Article XXI of our bylaws provides that our board of directors may include provisions in the terms of those rights, options or warrants that, in any transaction or proposed transaction that would result in a change in control if consummated, require the approval of the “continuing directors” of the corporation for the redemption or exchange of the rights, options or warrants or the amendment of the corresponding contracts, warrants or instruments. The period requiring this approval may not exceed three years after the later of:

•	the time that the “continuing directors” no longer constitute the majority of the directors of the corporation; or

•	there is an “interested shareholder.”

Under our bylaws, a “continuing director” is defined as a director who:

•	is not an “interested shareholder” or any affiliate, associate, representative or nominee of an “interested shareholder” or any affiliate of an “interested shareholder”; and

•	is either a member of our board of directors as of the date of issuance of the rights, options or warrants or subsequently becomes a member of our board of directors if his or her election or nomination was approved or recommended by a majority of our board of directors (including a majority of continuing directors then on our board and excluding any member whose election resulted from any actual or threatened proxy or other election contest).

Under Chapter 43 of the Indiana Business Corporation Law, an “interested shareholder” is defined as any person that is:

•	the beneficial owner of 10% or more of the voting power of the corporation; or

•	an affiliate or associate of the corporation and at any time within the five years preceding the date in question was the beneficial owner of 10% or more of the voting power of the corporation at that time.

     Business Combinations in Indiana

     Chapter 43 of the Indiana Business Corporation Law restricts certain “business combinations,” including mergers, sale of assets, recapitalization and reverse stock splits with interested shareholders. Under Chapter 43, a corporation cannot engage in any business combination with an interested shareholder within five years of the date the person became an interested shareholder unless the Corporation’s board of directors approves, in advance of the person becoming an interested shareholder, either (i) the business combination or (ii) the purchase of shares that made the person an interested shareholder. In the absence of the board’s approval, a corporation may engage in a business combination with an interested shareholder after the date that is five years after the date the person became an interested shareholder if either (x) the disinterested shareholders approve the business combination (but they cannot do so until five years after the date the person became an interested shareholder) or (y) among other things, the consideration to be received by the disinterested shareholders in the business combination, which must be in cash or the same form as the interested shareholder used to acquire the largest number of his, her or its shares, is at least equal to the higher of the highest price paid for shares by the interested shareholder or the highest market value per share on either the date of the business combination or the date the person became an interested shareholder.

     Chapter 42 of the Indiana Business Corporation Law also contains provisions regulating “control share acquisitions,” which are transactions causing the voting power of any person acquiring beneficial ownership of shares of a public corporation in Indiana to meet or exceed certain threshold voting percentages (20%, 33% or 50%). Shares acquired in a control share acquisition have no voting rights unless the voting rights are granted by a majority vote of all outstanding shares other than those held by the acquiring person or any officers or employee-directors of the corporation. As permitted under the Indiana Business Corporation Law, our bylaws opt out of Chapter 42 for all control share acquisitions after March 3, 1987. A majority of our board of directors may amend the bylaws so that Chapter 42 would apply.

     The Indiana Business Corporation Law specifically authorizes directors, in considering whether an action is for the best interest of a corporation, to consider the effects of any corporate action on shareholders, employees, suppliers and customers of the corporation, communities in which offices or other facilities of the corporation are located and any other factors the directors consider pertinent. Under the Indiana Business Corporation Law, directors may be held liable for breaches of their duties as directors only if their actions constitute willful misconduct or if they recklessly disregard their duties.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of certain U.S. federal income tax consequences of the purchase, ownership, and disposition of the notes and, where noted, the common stock, as of the date of this prospectus. This summary deals only with notes held as capital assets by U.S. holders who purchase them on their original issuance at their initial offering price. This summary does not address:

•	tax consequences to holders who may be subject to special tax treatment, such as dealers in securities or currencies, traders in securities that elect to use the mark-to-market method of accounting for their securities, financial institutions, regulated investment companies, real estate investment trusts, tax-exempt entities or insurance companies;

•	tax consequences to persons holding the notes as part of an integrated, constructive sale or conversion transaction or a hedge or straddle;

•	tax consequences to holders of the notes whose functional currency is not the U.S. dollar;

•	alternative minimum tax consequences, if any; or

•	any state, local or foreign tax consequences.

     The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended, U.S. Treasury regulations, rulings of the Internal Revenue Service and judicial decisions, all as of the date of this prospectus. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below.

     If a partnership holds the notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding the notes, you are urged to consult your own tax advisors.

     If you are considering purchasing the notes, you are urged to consult your own tax advisors concerning the U.S. federal income tax consequences in light of your particular situation and any consequences arising under the laws of any other taxing jurisdiction.

U.S. Holders

     The following is a summary of certain U.S. federal income tax consequences that will apply to you if you are a U.S. holder of notes or common stock.

     For purposes of this discussion, a U.S. holder is a beneficial owner of a note or share of common stock that is:

•	a citizen or resident of the United States;

•	a corporation or partnership created or organized in or under the laws of the United States or any political subdivision of the United States;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

Interest

     You will generally be required to include interest in income as ordinary income at the time the interest is received or accrued, according to your method of tax accounting.

Sale, Exchange or Redemption of the Notes

     Except as described below under “— Conversion of the Notes,” you will generally recognize capital gain or loss upon the sale, exchange or redemption of a note equal to the difference between (i) the amount of cash and the fair market value of any property received on the sale, exchange or redemption (except to the extent such amount is attributable to accrued interest on the note, which is taxable as ordinary interest income) and (ii) your adjusted tax basis in the note. Your adjusted tax basis in a note generally will equal its cost. The capital gain or loss will be long-term if your holding period is more than one year at the time of sale, exchange or redemption and will be short-term if your holding period is one year or less. Long-term capital gains of individuals are subject to tax at reduced rates. The deductibility of capital losses is subject to limitations.

Conversion of the Notes

     Upon conversion of the notes, we may, in our discretion, deliver cash instead of common stock or a combination of cash and common stock. If you convert your notes and receive solely cash, you will generally recognize capital gain or loss as described above under “— Sale, Exchange or Redemption of the Notes.”

     If you convert your notes and receive solely common stock (or common stock plus cash in lieu of a fractional share of common stock), you generally will not recognize any income, gain or loss upon conversion except to the extent the common stock is attributable to accrued interest not previously included in income (which will be taxable as ordinary income), and except with respect to cash received in lieu of a fractional share of common stock (which generally will result in capital gain or loss, measured by the difference between the cash received for the fractional share and your adjusted tax basis in the fractional share). Your tax basis in the common stock received on conversion of a note will be the same as your adjusted tax basis in the note at the time of conversion (reduced by any basis allocable to a fractional share interest) except that your tax basis in common stock received with respect to accrued and unpaid interest on the notes will equal the then current fair market value of the common stock. The holding period for the common stock received on conversion should generally include the holding period of the note converted, except that the holding period for common stock received with respect to accrued and unpaid interest on the notes will commence on the day immediately following the date of conversion.

     If you convert your notes and receive a combination of cash and common stock (and the cash is not received solely in lieu of a fractional share of common stock), your tax treatment is uncertain. The conversion may be treated as a recapitalization, in which case you would recognize gain, but not loss, in an amount equal to the lesser of (1) the cash payment (reduced by any portion of the payment that is attributable to accrued and unpaid interest, which is taxable as ordinary income) and (2) the excess of the fair market value of the common stock and cash payment (less the amount attributable to accrued and unpaid interest) received in the conversion over your adjusted tax basis in the note at the time of conversion. Your tax basis in the common stock received would be the same as your basis in the note, increased by the amount of gain recognized, if any, and reduced by the amount of the cash payment (less any amount attributable to accrued and unpaid interest). Cash received in lieu of a fractional share of common stock would be treated in the manner described in the preceding paragraph. Alternatively, the conversion of a note for a combination of common stock and cash may be treated as a part conversion/part sale transaction, in which case the cash payment would be treated as proceeds from a sale of a portion of the note, as described above under “— Sale, Exchange or Redemption of the Notes,” and the common stock would be treated as received upon conversion of a portion of the note, as described in the preceding paragraph. Your basis in the note would be allocated pro rata between the common stock received (including any fractional share treated as received) and the portion of the note that is treated as sold for cash based upon the relative values of the common stock received and the cash payment. Under either alternative, the holding period for the common stock received on conversion should generally include the holding period of the note converted, except that the holding period for common stock received with respect to accrued and unpaid interest on the notes will commence on the day immediately following the date of conversion.

     Although the matter is not free from doubt, we intend to take the position that the conversion of notes for a combination of common stock and cash will constitute a recapitalization and you will therefore recognize gain, but not loss, as described in the preceding paragraph.

Constructive Distributions

     The conversion ratio of the notes will be adjusted in certain circumstances. Adjustments (or failures to make adjustments) that have the effect of increasing your proportionate interest in our assets or earnings may in some circumstances result in a deemed distribution to you. Adjustments to the conversion rate made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing the dilution of the interest of the holders of the notes, however, will generally not be considered to result in a deemed distribution to you. Certain of the possible conversion rate adjustments provided for in the notes (including, without limitation, adjustments in respect of taxable dividends to holders of our common stock) will not qualify as being pursuant to a bona fide reasonable adjustment formula. If such adjustments are made, you will be deemed to have received a distribution even though you have not received any cash or property as a result of the adjustments. Any deemed distributions will be taxable as described below under "— Distributions on Common Stock,” except that it is not clear whether a constructive dividend deemed paid to non-corporate holders would be eligible for the preferential rates of U.S. federal income tax applicable in respect of certain dividends under recently enacted legislation. It is also unclear whether corporate holders would be entitled to claim the dividends received deduction with respect to any such constructive dividends. You should consult your tax advisors concerning the tax treatment of such constructive distributions.

Distributions on Common Stock

     After you convert a note into our common stock, any distributions you receive in respect of our common stock will be treated as a dividend, subject to tax as ordinary income, to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), then as a tax-free return of capital to the extent of your tax basis in the shares of common stock, and thereafter as gain from the sale or exchange of the stock. Eligible dividends received by individual U.S. holders in tax years beginning on or before December 31, 2008 are subject to tax at special reduced rates if certain holding period requirements are satisfied. In addition, distributions taxable as dividends to corporate U.S. holders will qualify for the dividends-received deduction if certain holding period and other requirements are satisfied.

Sale, Exchange or Other Disposition of Common Stock

     Upon the sale, exchange or other disposition of our common stock, you will generally recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received on the sale, exchange or other disposition and (ii) your adjusted tax basis in the common stock. The capital gain or loss will be long-term if your holding period is more than one year at the time of sale, exchange or other disposition and will be short-term if your holding period is one year or less. Long-term capital gains of individuals are subject to tax at reduced rates. The deductibility of capital losses is subject to limitations.

Non-U.S. Holders

     The following is a summary of certain U.S. federal tax consequences that will apply to you if you are a non-U.S. holder of notes or common stock. The term “non-U.S. holder” means a beneficial owner of a note or common stock that is not a U.S. holder.

     Special rules may apply to certain non-U.S. holders such as controlled foreign corporations, passive foreign investment companies, foreign personal holding companies, corporations that accumulate earnings to avoid U.S. federal income tax or, in certain circumstances, individuals who are U.S. expatriates. Such non-U.S. holders are urged to consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

Payments with Respect to the Notes

     Payments to you of principal or interest on a note will be exempt from U.S. federal income withholding tax, provided that:

•	interest paid on the note is not effectively connected with your conduct of a trade or business in the United States;

•	you do not actually or constructively own 10% or more of the total combined voting power of all classes of our stock that are entitled to vote within the meaning of Section 871(h)(3) of the Internal Revenue Code;

•	you are not a controlled foreign corporation that is related to us through stock ownership;

•	you are not a bank whose receipt of interest on a note is described in Section 881(c)(3)(A) of the Internal Revenue Code; and

•	you provide your name and address, and certify, under penalties of perjury, that you are not a U.S. person (which certification may be made on an Internal Revenue Service Form W-8BEN (or successor form), or you hold your notes through certain foreign intermediaries and you satisfy the certification requirements of applicable Treasury Regulations.

Special certification rules apply to holders that are pass-through entities.

     If you cannot satisfy the requirements described above, payments of interest will be subject to the 30% U.S. federal withholding tax, unless you provide us with a properly executed (1) Internal Revenue Service Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under the benefit of an applicable income tax treaty or (2) Internal Revenue Service Form W-8ECI (or successor form) stating that interest paid on the notes is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States.

     If you are engaged in a trade or business in the United States and interest on a note is effectively connected with the conduct of that trade or business, you will be subject to U.S. federal income tax on that interest on a net income basis (although exempt from the 30% withholding tax if you satisfy the certification requirement described above) in the same manner as if you were a U.S. person as defined under the Internal Revenue Code. In addition, if you are a foreign corporation, interest on a note may be subject to a branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Payments on Common Stock and Constructive Dividends

     Any dividends paid to you with respect to the shares of common stock (and any deemed dividends resulting from certain adjustments, or failure to make adjustments, to the conversion ratio, see “— U.S. Holders — Constructive Distributions” above) will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business within the United States and, where a tax treaty applies, are attributable to a U.S. permanent establishment, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated rates. Certain certification and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

     A non-U.S. holder of common stock who wishes to claim the benefit of an applicable treaty rate is required to satisfy applicable certification and other requirements. If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Sale, Exchange, Redemption or Other Disposition of Notes or Shares of Common Stock

     Any gain realized upon the sale, exchange, redemption or other disposition of a note or a share of common stock generally will not be subject to U.S. federal income tax unless:

•	that gain is effectively connected with the conduct of a trade or business in the United States by you,

•	you are an individual who is present in the United States for 183 days or more in the taxable year of the disposition, and certain other conditions are met, or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes.

     An individual non-U.S. holder described in the first bullet point above will be subject to U.S. federal income tax on the net gain derived from the sale or other disposition. An individual non-U.S. holder described in the second bullet point above will be subject to a flat 30% U.S. federal income tax on the gain derived from the sale or other disposition, which may be offset by U.S. source capital losses, even though the holder is not considered a resident of the United States. A non-U.S. holder that is a foreign corporation and is described in the first bullet point above will be subject to tax on gain under regular graduated U.S. federal income tax rates and, in addition, may be subject to a branch profits tax at a 30% rate or a lower rate if so specified by an applicable income tax treaty.

     We believe that we are not and we do not anticipate becoming a “U.S. real property holding corporation” for U.S. federal income tax purposes. If we are or become a “U.S. real property holding corporation” and our common stock is and continues to be regularly traded on an established securities market, only a non-U.S. holder of common stock who holds or has held (at any time during the shorter of the five year period preceding the date of disposition or the holder’s holding period) more than 5% of our common stock will be subject to U.S. federal income tax on the disposition of our common stock and only a non-U.S. holder whose notes had a fair market value greater than 5% of the fair market value of our common stock on the day the non-U.S. holder acquired the notes will be subject to U.S. federal income tax on the disposition of the notes.

Backup Withholding and Information Reporting

     If you are a U.S. holder of notes or common stock, information reporting requirements generally will apply to all payments we make to you and the proceeds from a sale of a note or share of common stock, unless you are an exempt recipient such as a corporation. A backup withholding tax will apply to those payments if you fail to provide a taxpayer identification number, or a certification of exempt status, or if you fail to report in full interest and dividend income.

     In general, if you are a non-U.S. holder, you will not be subject to backup withholding with respect to payments that we make to you provided that we do not have actual knowledge or reason to know that you are a U.S. person and you have given us the statement described above under “— Non-U.S. Holders — Payments with Respect to the Notes.” We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of interest and dividends paid to such holder and the tax withheld with respect to such interest and dividends, regardless of whether withholding was required. Copies of the information returns reporting such interest and dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

     In addition, if you are a non-U.S. holder, payments of the proceeds of a sale of a note or share of common stock within the United States or conducted through certain U.S.-related financial intermediaries are subject to both backup withholding and information reporting unless you certify under penalties of perjury that you are a non-U.S. holder (and the payor does not have actual knowledge or reason to know that you are a U.S. person) or you otherwise establish an exemption.

     Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the Internal Revenue Service.

CERTAIN ERISA CONSIDERATIONS

     The following is a summary of certain considerations associated with the acquisition, ownership and disposition of the notes (and the common stock issuable upon conversion of the notes) by employee benefit plans that are subject to Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans, accounts and other arrangements that are subject to Section 4975 of the Code or provisions under U.S. federal, state, local, non-U.S. or other laws or regulations (collectively, “similar laws”) that are similar to such provisions of ERISA or the Code (each a “plan”), and entities whose underlying assets are considered to include “plan assets” of such plans, accounts and arrangements (together with the plans, “benefit plan investors”).

     The following discussion is general in nature and is not intended to be all inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing notes (or the common stock issuable upon conversion of the notes) on behalf of, or with the assets of, any plan, consult with their counsel concerning the applicability of ERISA, Section 4975 of the Code and any similar laws to such investment and whether an exemption would be applicable to the purchase and holding of the notes (and the common stock issuable upon conversion of the notes). The sale of notes to a benefit plan investor is in no respect a representation by the issuer, the initial purchaser or the trustee that this investment meets all relevant requirements regarding investments by plans generally or any particular plan or that this investment is appropriate for plans generally or any particular plan.

General Fiduciary Matters

     ERISA and the Code impose certain duties on persons who are fiduciaries of a plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA plan”) and prohibit certain transactions involving the assets of an ERISA plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration or management of such an ERISA plan or the management or disposition of the assets of such an ERISA plan, or who renders investment advice for a fee or other compensation direct or indirect, with respect to any moneys or property of such plan, or has any authority or responsibility to do so to such an ERISA plan, is generally considered to be a fiduciary of the ERISA plan.

     In considering the purchase of the notes (and the common stock issuable upon conversion of the notes) to be held as the assets of any plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the plan and the applicable provisions of ERISA, the Code and/or any similar law relating to a fiduciary’s duties to the plan, including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any applicable similar laws.

Plan Asset Issues

     While ERISA and the Code do not define “plan assets,” regulations (the “plan asset regulations”) promulgated under ERISA by the DOL provide guidance on the circumstances under which an ERISA plan’s investment will be subject to a “look through rule” and thus turn our assets into plan assets. When an ERISA plan acquires an equity interest in an entity that is neither a “publicly-offered security” nor a security issued by an investment company registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”), the ERISA plan’s assets include both the equity interest and an undivided interest in each of the underlying assets of the entity unless it is established either that equity participation in the entity by “benefit plan investors” is not significant or that the entity is an “operating company,” in each case as defined in the plan asset regulations. Although no assurances can be given, we do not anticipate that the notes will constitute an equity interest in CTS, although the convertible feature could be treated as a substantial equity feature. However, the shares of common stock issuable upon conversion of the notes will constitute an equity interest in CTS.

     Furthermore, we are not an investment company registered under the Investment Company Act and do not plan to monitor whether investment in the common stock issuable upon conversion of the notes by benefit plan investors will be “significant” for purposes of the plan asset regulations. We do anticipate that CTS will qualify as an “operating company” within the meaning of the plan asset regulations, although no assurances can be given in this regard.

Prohibited Transaction Issues

     Even if the look through rule, as described above, does not apply, the acquisition or holding of the notes (and the common stock issuable upon conversion of the notes) by ERISA plans or by benefit plan investors using the assets of ERISA plans could nonetheless give rise to a prohibited transaction. Section 406 of ERISA and Section 4975 of the Code prohibit benefit plan investors from engaging in specified transactions involving plan assets of ERISA plans with persons or entities who are “parties in interest” (within the meaning of Section 3(14) of ERISA) or “disqualified persons” (within the meaning of Section 4975 of the Code), unless an exemption is available. A party in interest or disqualified person that engaged in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA plan that engaged in a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code.

     The acquisition and holding of the notes (and the common stock issuable upon conversion of the notes) by an ERISA plan with respect to which we or the initial purchaser are considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the notes (and the common stock issuable upon conversion of the notes) are acquired and held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor (the “DOL”) has issued prohibited transaction class exemptions, or “PTCEs,” that may apply to the acquisition and holding of the notes (and the common stock issuable upon conversion of the notes). These class exemptions include, without limitation, PTCE 91-38 regarding bank collective investment funds, PTCE 90-1 regarding insurance company pooled separate accounts, PTCE 84-14 regarding certain transactions effected by qualified professional asset managers, PTCE 95-60 regarding life insurance company general accounts and PTCE 96-23 regarding transactions effected by in-house asset managers, although there can be no assurance that all of the conditions of any such exemptions will be satisfied.

Plan Asset Consequences

     If our assets are deemed to be “plan assets” under ERISA, this would result, among other things, in (1) the application of the prudence and other fiduciary responsibility standards of ERISA to investments made by us which could materially affect our operations, (2) potential liability of persons having investment discretion over the plan assets provided to us should our use or investment of such assets not conform to ERISA’s prudence and fiduciary standards and (3) the possibility that certain transactions in which we might engage would constitute “prohibited transactions” under ERISA and the Code.

Selling Securityholders

     The notes were originally issued by us and sold to Bear Stearns & Co. Inc., to whom we refer to elsewhere in this prospectus as the “initial purchaser,” in transactions exempt from the registration requirements of the federal securities laws. The initial purchaser resold the notes to persons reasonably believed by them to be “qualified institutional buyers,” as defined by Rule 144A under the Securities Act of 1933, as amended, or the Securities Act. The selling securityholders, which term includes their transferees, pledges, donees or successors, may from time to time offer and sell pursuant to this prospectus any and all of the notes and the shares of common stock issuable upon conversion and/or redemption of the notes. Set forth below are the names of each selling securityholder, the principal amount of the notes that may be offered by such selling securityholder pursuant to this prospectus and the number of shares of common stock into which the notes are convertible, each to the extent known to us as of the date of this prospectus. Unless set forth below, none of the selling securityholders has had a material relationship with us or any of our predecessors or affiliates within the past three years.

     Any or all of the notes or common stock listed below may be offered for sale pursuant to this prospectus by the selling securityholders from time to time. Accordingly, no estimate can be given as to the amount of notes or common stock that will be held by the selling securityholders upon consummation of any particular sale. In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which the information regarding their notes was provided in transactions exempt from the registration requirements of the Securities Act.

	Aggregate			Common
	Principal Amount	Percentage	Common Stock	Stock
	of Notes that	of Notes	Owned Prior	Registered
Name	may be Sold	Outstanding	to Conversion	Hereby(1)

The Animi Master Fund, Ltd.	$2,750,000	4.58%	—	183,333
Bear Stearns & Co. Inc.	3,775,000	6.29	—	251,667
BNP Paribas Equity Strategies, SNC	1,935,000	3.23	3,531	129,000
BTOP - Multi Strategy Master Portfolio Ltd.	1,680,000	2.80	—	112,000
CNH CA Master Account, L.P.	2,000,000	3.33	—	133,333
CooperNeff Convertible Strategies (Cayman) Master Fund, LP	1,885,000	3.14	—	125,667
Deam Convertible Arbitrage	410,000	*	—	27,333
DKR Sound Shore Opportunity Holding Fund, Ltd.	250,000	*	—	16,667
KBC Financial Products USA, Inc.	3,000,000	5.00	—	200,000
LDG Limited	51,000	*	—	3,400
Lexington Vantage Fund	13,000	*	—	867
Lyxor/Convertible Arbitrage Fund Limited	345,000	*	—	23,000
Oak Hill Contingent Capital Fund, Ltd.	1,000,000	1.67	—	66,667
Pyramid Equity Strategies Fund	410,000	*	—	27,333
Radcliffe SPC, Ltd. for and on behalf of the Class A Convertible Crossover Segregated Portfolio	3,500,000	5.83	—	233,333
RG Capital Management, L.P.	3,500,000	5.83	—	233,333
S.A.C. Capital Associates, LLC	2,000,000	3.33	9,200	133,333
Silverback Master, LTD	4,000,000	6.67	—	266,667
Singlehedge US Convertible Arbitrage Fund	440,000	*	—	29,333
Sphinx Fund	72,000	*	—	4,800
Sturgeon Limited	395,000	*	—	26,333
TQA Master Fund, Ltd.	608,000	*	—	40,533
TQA Master Plus Fund, Ltd.	908,000	*	—	60,533
Wachovia Bank National Association	4,000,000	6.67	—	266,667
Xavex-Convertible Arbitrage 7 Fund	226,000	*	—	15,067
Zurich Institutional Benchmarks Master Fund, Ltd.	122,000	*	—	8,133
All other holders of notes or future transferees, pledges, donees or successors of any such holders(2)	20,725,000	34.54%	(3)	1,381,667

*	Less than 1%

(1)	Assumes conversion of all of the holder’s notes at a conversion rate of 66.6667 shares of common stock per $1,000 principal amount at maturity of the notes. This conversion rate will be subject to adjustment as described under “Description of Notes — Conversion Rights.” As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2)	Information about other selling securityholders will be set forth in supplements or amendments to this prospectus, if required.

(3)	Assumes that any other holders of notes, or any future transferees, pledgees, donees or successors of or from any such other holders of notes, do not beneficially own any common stock other than the common stock issuable upon conversion of the notes at the initial conversion rate.

     The preceding table has been prepared based upon information furnished to us by the selling securityholders named in the table. From time to time, additional information concerning ownership of the notes and common stock may be known by certain holders thereof not named in the preceding table, with whom we believe we have no affiliation. Information about the selling securityholders may change over time. Any changed information will be set forth in supplements or amendments to this prospectus.

PLAN OF DISTRIBUTION

     The notes and the common stock are being registered to permit public secondary trading of these securities by the holders thereof from time to time after the date of this prospectus. We have agreed, among other things, to bear all expenses, other than underwriting discounts and selling commissions, in connection with the registration and sale of the notes and the common stock covered by this prospectus.

     We will not receive any of the proceeds from the offering of the notes or the common stock by the selling securityholders. We have been advised by the selling securityholders that the selling securityholders may sell all or a portion of the notes and common stock beneficially owned by them and offered hereby from time to time on any exchange on which the securities are listed on terms to be determined at the times of such sales. The selling securityholders may also make private sales directly or through a broker or brokers. Alternatively, any of the selling securityholders may from time to time offer the notes or the common stock beneficially owned by them through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, commissions or concessions from the selling securityholders and the purchasers of the notes and the common stock for whom they may act as agent. The aggregate proceeds to the selling securityholders from the sale of the notes or common stock offering will be the purchase price of such notes or common stock less discounts and commissions, if any.

     The notes and the common stock may be sold from time to time in one or more transactions at fixed offering prices, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. These prices will be determined by the holders of such securities or by agreement between these holders and underwriters or dealers who may receive fees or commissions in connection therewith.

     These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

     In connection with sales of the notes and the underlying common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the notes and the underlying common stock in the course of hedging their positions. The selling securityholders may also sell the notes and underlying common stock short and deliver notes and the underlying common stock to close out short positions, or loan or pledge notes and the underlying common stock to broker-dealers that in turn may sell the notes and the underlying common stock.

     To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes and the underlying common stock by the selling securityholders. It is possible that selling securityholders may decide not to sell any or all of the notes and the underlying common stock offered by them pursuant to this prospectus. In addition, the selling securityholders may transfer, devise or gift the notes and the underlying common stock by other means not described in this prospectus. Any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

     Our outstanding common stock is listed for trading on the New York Stock Exchange.

     The selling securityholders and any broker and any broker-dealers, agents or underwriters that participate with the selling securityholders in the distribution of the notes or the common stock may be deemed to be “underwriters” within the meaning of the Securities Act, in which event any commission received by such broker-dealers, agents or underwriters and any profit on the resale of the notes of the common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

     In addition, in connection with any resales of the notes, selling securityholders must deliver a prospectus meeting the requirements of the Securities Act. Selling securityholders may fulfill their prospectus delivery requirements with respect to the notes with this prospectus.

     The notes were issued and sold on May 11, 2004 in transactions exempt from registration requirements of the federal securities laws to the initial purchasers. We have agreed to indemnify each initial purchaser, the directors, officers, partners, employees, representatives and agents of each initial purchaser and each selling securityholder including each person, if any, who controls any of them within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, and each selling securityholder has agreed severally and not jointly, to indemnify us, our directors and officers and each person, if any, who controls us within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act against certain liabilities arising under the Securities Act.

     The selling securityholders and any other persons participating in the distribution will be subject to certain provisions under the federal securities laws, including Regulation M, which may limit the timing of purchases and sales of the notes and the underlying common stock by the selling securityholders and any other such person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the notes and the underlying common stock to engage in market-making activities with respect to the particular notes and the underlying common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the notes and the underlying common stock and the ability of any person or entity to engage in market-making activities with respect to the notes and the underlying common stock.

     We have agreed to use our reasonable best efforts to keep the registration statement of which this prospectus is a part effective until May 11, 2006, or the earlier of (1) the sale pursuant to the registration statement of all the securities registered thereunder and (2) the expiration of the holding period applicable to such securities held by persons that are not our affiliates under Rule 144(k) under the Securities Act or any successor provision, subject to certain permitted exceptions in which case we may prohibit offers and sales of notes and common stock pursuant to the registration statement to which this prospectus relates.

LEGAL MATTERS

     Jones Day, Chicago, Illinois, will pass upon the validity of the notes and the shares of common stock issuable upon conversion of the notes. Jones Day will rely upon the opinions of Richard G. Cutter, III, Esq., our General Counsel, as to certain matters under Indiana law.

EXPERTS

     The financial statements incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2003 have been incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of such firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. We make our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to such reports available free of charge through our corporate web site (at www.ctscorp.com) as soon as reasonably practicable after we file any such report with the SEC. The information posted on our corporate web site is not incorporated into this prospectus. You can also inspect and copy these reports, proxy statements and other information at the public reference facilities of the SEC, in Room 1024, 450 Fifth Street. N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC (http://www.sec.gov).

     You should rely only upon the information provided in this prospectus or incorporated herein by reference. We have not authorized anyone to provide you with different information. You should not assume that the information contained in this prospectus, including any information incorporated herein by reference, is accurate as of any other date other than that set forth on the front cover of this prospectus.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     We are incorporating by reference in this prospectus certain information that we have filed and will file with the SEC, which means that we are disclosing important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus. We incorporate by reference in this prospectus the following documents we filed with the SEC pursuant to the Exchange Act:

•	Our Registration Statement on Form S-8, filed June 8, 2004;

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2003, filed on February 20, 2004;

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended March 21, 2004, filed on April 23, 2004;

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended June 27, 2004, filed on July 21, 2004;

•	our Current Report on Form 8-K dated April 19, 2004, filed on April 20, 2004;

•	our Current Report on Form 8-K dated May 4, 2004, filed on May 5, 2004;

•	our Current Reports on Form 8-K dated May 5, 2004, filed on May 6, 2004;

•	our Current Report on Form 8-K dated May 12, 2004, filed on May 12, 2004;

•	our Current Report on Form 8-K dated May 18, 2004, filed on May 19, 2004;

•	our Current Report on Form 8-K dated July 9, 2004, filed on July 9, 2004;

•	our Definitive Proxy Statement dated March 17, 2004, filed on March 22, 2004; and

•	all future documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act before the offering of the notes offered hereby is completed.

     These filings are available at the SEC’s web site, www.sec.gov, as well as our web site, www.ctscorp.com. You may also request a copy of these filings at no cost, by writing or telephoning us at the following address:

CTS Corporation
905 West Boulevard North
Elkhart, Indiana 46514
Telephone: (574) 293-7511
Attention: Investor Relations

     Any statement made in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be supplemented, modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document that is also incorporated or is deemed to be incorporated by reference in this prospectus supplements, modifies or supersedes that statement. Any such statement so modified or superseded will be deemed not, except as so modified or superseded, to constitute a part of this prospectus.

$60,000,000

CTS Corporation

2.125% Convertible Senior
Subordinated Notes due 2024

PROSPECTUS

Bear, Stearns & Co. Inc.

                        , 2004

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

     Expenses payable in connection with the distribution of the securities being registered (estimated except for the registration fees), all of which will be paid by us, are as follows:

SEC Registration Fee	$7,602
Legal Fees and Expenses	50,000
Miscellaneous Expenses.	50,000

TOTAL	$107,602

Item 15. Indemnification of Directors and Officers.

     The following summary of the material provisions of the Registrant’s bylaws, the Registrant’s articles of incorporation, Registrant’s indemnification agreements with officers and directors and the Indiana Business Corporation Law relating to indemnification of directors and officers is not intended to be exclusive and is qualified in its entirety by the bylaws, articles of incorporation, indemnification agreements and statutes.

     The Registrant’s bylaws provide that the Registrant shall indemnify its officers and directors to the fullest extent permitted by applicable law. Chapter 37 of the Indiana Business Corporation law provides, in general, that each director and officer of a corporation may be indemnified against liabilities (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with the defense or settlement of any threatened, pending or completed legal proceedings in which he or she is involved by reason of the fact that he or she is or was a director or officer, if he or she acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, if he or she had no reasonable cause to believe that his or her conduct was unlawful. If the legal proceeding, however, is by or in the right of the corporation, the director or officer may not be indemnified in respect of any claim, issue or matter as to which he or she has been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the Registrant unless a court determines otherwise.

     The Registrant’s articles of incorporation provide that, to the fullest extent permitted by applicable law no director or officer of the Registrant will be personally liable to the corporation or its shareholders for monetary damages for any breach of his fiduciary duty as a director or officer provided, however, that such provision does not apply to any liability of a director or officer (a) for breach of fiduciary duty if such breach constitutes willful misconduct or recklessness or (b) for the payment of distributions to shareholders in violation of Section 23-1-28-3 of the Indiana Business Corporation Law.

     Pursuant to separate indemnification agreements with the Registrant, each officer and director of the Registrant is indemnified from all liabilities arising out of the activities reasonably taken in the performance of their respective duties as officers and directors of the Registrant.

     The Registrant also maintains insurance for officers and directors against certain liabilities, including liabilities under the Securities Act. The effect of this insurance is to indemnify any officer or director of the Registrant against expenses, including, without limitation, attorneys’ fees, judgments, fines and amounts paid in settlement, incurred by an officer or director upon a determination that such person acted in good faith. The premiums for such insurance are paid by the Registrant.

Item 16. Exhibits and Financial Statement and Schedules.

Exhibit
Number	Description of Exhibit
4.1*	Amended and Restated Articles of Incorporation of the Registrant (Exhibit 5.1 to the Current Report filed on Form 8-K, filed with the Securities and Exchange Commission on September 1, 1998).
4.2*	Bylaws of the Registrant (Exhibit 4 to the Current Report filed on Form 8-K, filed with the Securities and Exchange Commission on September 1, 1998).
4.3*	CTS Corporation 2004 Omnibus Long-Term Incentive Plan (Exhibit 4.3 to the Form S-8, filed with the Securities and Exchange Commission on June 8, 2004).
4.4*	Rights Agreement, dated August 28, 1998, by and between the Registrant and National City Bank, N.A. (successor to EquiServe Trust Company, N.A.), as rights agent (Exhibit 1 to the Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 1, 1998).
4.5*	Registration Rights Agreement, dated May 11, 2004, between the Registrant and Bear Stearns & Co. Inc. (Exhibit 10.1 to the Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 19, 2004).
4.6*	Indenture, dated as of May 11, 2004, between the Registrant and Wells Fargo Bank, N.A., as trustee, (Exhibit 4.1 to the Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 19, 2004).
4.7	Form of 2.125% Convertible Senior Subordinated Notes due 2024.
5.1	Opinion of Jones Day.
5.2	Opinion of Richard G. Cutter, III, Esq.
23.1	Consent of PricewaterhouseCoopers LLP.
23.2	Consent of Jones Day (included in Exhibit 5.1).
23.3	Consent of Richard G. Cutter, III, Esq (included in Exhibit 5.2).
24.1	Powers of Attorney.
25.1	Form of T-1 Statement of Eligibility of the Trustee under the Indenture.

*	The exhibit is incorporated by reference from the document listed.

Excluded from this list of exhibits, pursuant to Paragraph (b) (4) (iii) (a) of Item 601 of Regulation S-K, may be one or more instruments defining the rights of holders of long-term debt of the Registrant. The Registrant hereby agrees that it will, upon request of the Securities and Exchange Commission, furnish to the Commission a copy of any such instrument.

Item 17. Undertakings.

   We undertake:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) that, individually or in the aggregate, represent a fundamental change in the information in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

     However, paragraphs (1)(i) and (1)(ii) shall not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by us pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

2.	That for the purpose of determining any liability under the Securities Act of 1933 each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

     We further undertake that, for purposes of determining any liability under the Securities Act of 1933, each filing of our annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers or persons controlling us, pursuant to the provisions described under Item 15 above or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission the indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Elkhart, State of Indiana, on July 30, 2004.

CTS Corporation
By:	/s/ Richard G. Cutter, III
Richard G. Cutter, III
Vice President, Secretary and General Counsel

     Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities indicated on July 30, 2004.

Signatures	Title
/s/ Donald K. Schwanz Donald K. Schwanz	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)

/s/ Vinod M. Khilnani Vinod M. Khilnani	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

/s/ Walter S. Catlow Walter S. Catlow	Director

/s/ Lawrence J. Ciancia Lawrence J. Ciancia	Director

/s/ Thomas G. Cody Thomas G. Cody	Director

/s/ Gerald H. Frieling, Jr. Gerald H. Frieling, Jr.	Director

/s/ Roger R. Hemminghaus Roger R. Hemminghaus	Director

/s/ Michael A. Henning Michael A. Henning	Director

/s/ Robert A. Profusek Robert A. Profusek	Director

/s/ Patricia K. Vincent Patricia K. Vincent	Director

/s/ Thomas A. Kroll Thomas A. Kroll	Vice President and Controller

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